3/23

04010784

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: DEPFA ~~Bank~~ Deutsche Pfandbriefbank

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4822 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 3/23/04

82-4822

AR/S
12-31-03

Group Accounts in accordance with US GAAP

ANNUAL REPORT 2003

DEPFA BANK plc

DEPFA BANK

PERFORMANCE IN FINANCE

FINANCIAL HIGHLIGHTS

Group net profit after tax (€ m)


2001
2002
2003
137
236
370
0
80
160
240
320
400

Cost/income ratio (%)


2001
2002
2003
29.1
23.8
18.1
0
5
10
15
20
25
30

RoE after tax (%)


2001
2002
2003
14.8
22.3
29.4
0
5
10
15
20
25
30

Earnings per share (€)


2001
2002
2003
3.88
6.70
10.69
0
2
4
6
8
10
12

Share price performance


250
200
150
100
50
0
March
June
September
December
100 = 1.1.2003
DEPFA
CDAX Banks Index
MSCI-World Financial Index
Dow Jones Euro STOXX Banks

Ratings	Fitch	Moody's	S&P
DEPFA BANK plc	F1+, AA–, B	P-1, Aa3, B	A-1+, AA-
DEPFA Deutsche Pfandbriefbank AG	F1+, AA–, B	P-1, Aa3, B	A-1+, AA-
DEPFA ACS BANK	F1+, AA–	P-1, Aa3, C	A-1+, AA-

Group Figures according to US GAAP

	1.1. – 31.12.2003 € m	1.1. – 31.12.2002 € m	Change € m	%
Earnings				
Total net interest income	359	298	61	20.5%
Net interest income incl. interest from derivatives	*370*	*285*	*85*	*29.8%*
Net commission income	89	32	57	178.1%
Income from sale of assets	104	99	5	5.1%
Trading result	85	-21	106	
of which from securities	61	-1	62	
of which derivatives valuation	13	-7	20	
of which interest	11	-13	24	
Total earnings	**637**	**408**	**229**	**56.1%**
Personnel expenditure	-65	-47	18	38.3%
Other administrative expenditure	-45	-44	1	2.3%
Depreciation on intangible assets	-5	-6	-1	-16.7%
Administrative expenditure	**-115**	**-97**	**18**	**18.6%**
Other income and expenditure	-42	-4	-38	
Provision for loan losses	–	–		
Income before income taxes	**480**	**307**	**173**	**56.4%**
Income taxes	-96	-59	37	62.7%
Income after income taxes	**384**	**248**	**136**	**54.8%**
Minority interest income	-14	-12	2	16.7%
Group net income from continuing operations	**370**	**236**	**134**	**56.8%**
Result from discontinued operations	–	-802	802	
Group net income	**370**	**-566**	**936**	
Key ratios (continuing operations)				
Cost/income ratio	18.1%	23.8%		
Earnings per share (€)	10.69	6.70	3.99	59.6%
RoE before tax	37.1%	27.8%		
RoE after tax	29.4%	22.3%		
Core capital ratio (Tier 1)	12.7%	10.4%		
Portfolio	**31.12.2003**	**31.12.2002**		
Public sector finance	138,935	113,130	25,805	22.8%
Outstanding securities including loans taken up	74,970	67,842	7,128	10.5%
Equity	1,378	1,136	242	21.3%
Total assets	173,965	145,847	28,118	19.3%

Contents

Company Profile


New York

1922	Establishment in Berlin, as a government agency bank
1991	Privatisation and IPO: Market Cap. € 400m, stable shareholders € 210m, free float € 190m
1993	Established DEPFA Bank Europe plc, to pursue international expansion
1998	Established DEPFA Investment Bank Ltd, Cyprus to expand business activities into Central and Eastern Europe. Expansion into the Japanese Market
1999	Established Special Finance Unit, Dublin, to expand into infrastructure financing
2001/02	Reorganisation of the group • Spin-off of property activities • Relocation of head office to Dublin, adoption of Anglo-American Corporate Governance structure
2003	Placing of shares of DEPFA Holding Verwahltungsgesellschaft mbH, 100% free float, € 3.5 bn market capitalisation (November 2003)


Copenhagen
Dublin
Amsterdam
London
Frankfurt
Paris
Madrid
Rome
Nicosia
Tokyo
Hong Kong

The Bank is a leading provider of financial services to public sector clients worldwide. Since the completion of its re-organisation in June 2002, DEPFA exclusively serves public sector authorities by providing for their financial needs with a broad range of products and services. It is a Dublin-based public limited company, incorporated under Irish law, with a network of subsidiaries and branch offices across Europe, as well as in the US, Japan and Hong Kong. Its shares are listed on the Frankfurt Stock Exchange, and with a market capitalisation of more than € 4 billion and a free float of 100% it is among the top 30 companies on the German stock market and is the largest member of the M-DAX. The Bank is regulated by the Irish Financial Services Regulatory Authority.

The Bank's senior debt ratings stand at AA-, Aa3, AA- (Fitch, Moody's, S&P) with stable outlook.

Letter to Shareholders

In 2003 we began to reap the rewards of our unique business model and capitalise on DEPFA's position as the only bank in the world to concentrate exclusively on international public financing. Group net income leapt by 57% to € 370 m, which corresponds to a RoE of 29%, a level that has few parallels in the banking sector. What has been hugely encouraging about this performance is that all our businesses have been growing strongly.

We originated € 67 billion of new budget financing business at much higher margins than a year ago. We also had a high level of asset maturities, which in conjunction with the business growth resulted in a rapid portfolio renewal. Although, we have undoubtedly profited from higher government borrowing, our continued success does not simply depend on ever-rising budget deficits. We derive value from our European and, increasingly, from our US franchise of public authorities, which ensures that we are always well-positioned to profit from any new deal flow, for example private placements, and to cross sell a range of investment banking products and services.

We are continually refining our funding activities to maintain our very low funding cost. At the beginning of 2003, DEPFA was the first bank to launch asset covered securities (ACS) under new Irish legislation. This instrument gained immediate acceptance in the market and has, in its first year, already matched the German Pfandbrief as a source of our long term funding.

The Group has grown its variable revenue stream with DEPFA Investment Bank in particular, and our investment banking approach to the public finance portfolio in general, now forming a permanent part of our revenue mix. Investment banking activities have been boosted by new product diversification, such as credit derivatives, and regional diversification with the opening of a branch in Hong Kong to cover the Asian region.

Notwithstanding that our share price doubled in 2003, we do not believe that DEPFA has reached its full valuation potential on the stock market. A share price in excess of € 120 gives a very modest price/earnings multiple of only 11 (based on net profit forecast of € 400 m for 2004). On a price-to-book measure the company is still undervalued, given the continued growth in equity through profit generation. We are committed to a return on equity of more than 20%.

Our overall shareholder mix was transformed after the placement in November of the entire 40% stake held by DEPFA Holding. As a consequence, our shareholder mix shifted to majority Anglo-American ownership. This should lead to sustained higher profile and deeper coverage of DEPFA in London and New York. The 100% free float has already greatly improved the liquidity of the stock. This lack of liquidity in the past prevented the company from achieving a more attractive valuation.

Shareholder structure post placement


Germany
20.8%
US/Canada
23.6%
UK
30.6%
Rest of Europe
18.3%
Employees
5.2%
Rest of World
1.5%

The next stage of the Bank's development will focus on expanding our activities in the United States. The US will be much more than an add-on to the European business. It will change DEPFA fundamentally in the years to come. We can expect the US business to grow to such an extent that it will match the European operation in terms of business volume. Furthermore our plan is that in 2004 we will set up an insurance subsidiary for the Munibond sector in the US. This will create, over time, a strong credit enhancement capability that will ultimately change the Bank's identity. The prospect of a significant increase in revenues from this greatly enlarged franchise should continue to sustain the momentum in the DEPFA share price.

We will propose an increase in the dividend to € 1.20 per share to shareholders at the Annual General Meeting that will be held on 26 April 2004 in Dublin.

Gerhard Bruckermann
Chairman and CEO

Thomas M. Kolbeck
Vice Chairman and Deputy CEO

Management

(Members of the Executive Committee)



Gerhard Bruckermann
(Chairman and CEO)

Gerhard Bruckermann has been on the Management Board of DEPFA BANK since 1991 and became its spokesman in 2000. He previously held senior positions in the capital markets divisions of Deutsche Bank AG and Westdeutsche Landesbank. The development and expansion of DEPFA's Public Finance activities are widely credited to Gerhard Bruckermann's initiative and vision. Furthermore, he has played a key role in the continued development of both the Pfandbrief market and DEPFA's funding strategy.



Thomas M. Kolbeck
(Vice Chairman and Deputy CEO)

Thomas M. Kolbeck joined DEPFA BANK's Management Board in 1997. Prior to this, he held various international management positions with Westdeutsche Landesbank. At DEPFA BANK, Thomas M. Kolbeck has been instrumental in the international diversification of Public Finance activities, together with the expansion of infrastructure financing and investment banking.



Dermot Cahillane

Dermont Cahillane joined DEPFA BANK Europe plc in 1993 and was appointed Managing Director in 1997. Prior to joining DEPFA BANK, he held senior positions for many years in various national and international divisions of Allied Irish Banks plc. As a member of the Board of Directors of DEPFA BANK plc, Dermot Cahillane is responsible for Credit, Services and Human Resources.



Fulvio Dobrich

Fulvio Dobrich has been CEO of DEPFA USA, Inc. since 1998 and DEPFA UK Ltd.
He previously held senior management positions at various US banks. Fulvio Dobrich, a member of the Board of DEPFA BANK plc, and the Co-CEO of DEPFA Investment Bank Ltd. is responsible for the group's worldwide investment banking and its US business.



Reinhard Grzesik

Reinhard Grzesik joined DEPFA BANK in 1996 serving as head of the corporate planning divisions until 2001. He previously worked in Group Development at Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is, as Chief Financial Officer, responsible for Accounting, Controlling and Corporate Development.



Rolf Hengsteler

Rolf Hengsteler joined DEPFA in 1999 as Chief Operations Officer. Prior to this, the mathematician with a PhD in Business Administration worked for more than ten years in various front and back office functions for Frankfurt based Citigroup.
As a member of the Executive Committee of DEPFA BANK plc Rolf Hengsteler is responsible for Operations, IT and Market Risk Control.



Jürgen Karcher

Jürgen Karcher joined DEPFA as a member of the Management Board in 2001. In 1998/99, he served DEPFA BANK as director of strategic planning and company development. Prior to that, Jürgen Karcher held management positions at Salomon Brothers, Morgan Stanley, Commerzbank AG and Deutsche Bank AG. As a member of the Board of Directors of DEPFA BANK plc, he is responsible for Business Development, Group Treasury and Funding.



Management Discussion 2003



Management Discussion

Continued Success through Geographical and Product Expansion

DEPFA BANK is continuously pursuing major initiatives to progress its development, from the relocation of its head office from Germany to Ireland and the adoption of a current Anglo-American corporate governance model, to the recent change in shareholder structure from a German to a predominantly Anglo-American ownership. The Bank's next big initiative will be to enhance its business in the United States, which will entail an expansion of its network and the opening of offices in selected states. The Bank continued to develop its business in Asia and Australia in 2003 with the opening of its Hong Kong office. The Bank's growth will, however, remain exclusively organic and there are no plans for any acquisitions.

DEPFA BANK is the only financial institution that exclusively serves public sector authorities around the world. It is the Bank's objective to improve its product range and product delivery in order to cater to the specific needs of the public sector authorities. The most significant new development in 2004 will occur in the US. It is the Bank's ultimate aim to integrate insurance and banking capabilities by entering into the Financial Guarantee business, focusing solely on municipal bonds. It is important to note that the Bank has no aspirations to become a traditional monoline insurance company.

Numerous opportunities in US public finance for DEPFA

	DEPFA New York			
Financial Guarantee	**Liquidity Support Facilities GO Bonds**	**Credit Enhancement**	**General Obligation Financing**	**Infrastructure Financing**
Starts in 2004	State of Illinois: US$ 600 m	State of California: US$ 425 m (for revenue notes)	State of Illinois Pension Board: US$ 750 m	San Diego Expressway: US$ 100 m (First major US PPP project)
		Pennsylvania Diverse School Districts: US$ 100 m (for General Obligations)	State of Oregon: US$ 110 m	

With regard to Investment Banking activities, the Bank is continuing to build a specialist presence in the origination, structuring and placement of public sector assets in converging Europe. Three notable new business areas are likely to prosper in the coming year:

1. DEPFA Investment Bank will form an investment structure for third parties to take advantage of DIBL's expertise in converging markets. This limited partnership will mirror DIBL's business.
2. The development of new products – privatisation advisory services and derivative liability based products.
3. The credit derivative business, established about two years ago, has a successful track record. It fits well into DEPFA's business mix and serves as a substitute investment tool for public sector authorities.

On the Funding side, the DEPFA ACS has been extremely successful. This product mirrors the German Pfandbrief. However, the Irish legislation provides greater diversification in terms of countries eligible for inclusion in the cover pool, and a higher degree of investor protection. Both Pfandbrief and ACS continue to enjoy a liquidity profile that is comparable to smaller European governments and supranationals.

The Bank will continue to exclusively serve the public sector and stay true to its business model by focusing on the three key product groupings: Budget Finance, Infrastructure Finance and Investment Banking. The continued expansion in the Bank's geographical and product reach will also have a positive effect on future relationship management. DEPFA will be able to draw on an ever wider bank of expertise and apply appropriate solutions across its global public sector client base. It will also add credit enhancement to its product range.

Budget Financing

The Bank continues to support public sector clients in their complex financial decisions by structuring financial solutions suited to their specific requirements. The Bank is active on a global basis and sees itself as an international bank with strong European roots. In all its fields of operations, the focus is exclusively on sovereign and sub-sovereign debt. As client demand continues to grow, investment banking tools have often become surrogates for budget finance instruments. The interface between both product groups often remains indistinguishable.



Total Public Sector Assets: € 138.9 bn
1999
2000
2001
2002
2003
107.4
112.3
120.8
113.1
138.9
0
20
40
60
80
100
120
140
Germany
Ex-Germany



Country Breakdown
Austria
4%
Japan
6%
Spain
9%
France
12%
Italy
14%
Germany
38%
Others
5%
Canada
2%
UK
2%
Sweden
2%
Greece
2%
USA
2%
Finland
1%
Switzerland
1%

Infrastructure Financing

During the past year DEPFA's Infrastructure Financing has significantly broadened its base, providing enhanced securitisation and structured finance solutions for its customers, including interest rate and maturity management. Its geographical coverage remains predominantly in the EU and EU accession countries, North America and Japan. DEPFA successfully concluded the first major Public Private Partnership transaction in the US early in 2003 for the San Diego Expressway. It concentrates exclusively on "essential" public infrastructure, i.e. transportation, water, public facilities such as schools, hospitals, prisons and government offices (excluding military) and steers away from commodity risk. Senior debt positions are the norm and financing commitments are moderate. The bank also enters into co-lending arrangements with the EBRD and EIB. There has been no incidence of loan losses since the inception of the business in 1999. Total commitments for 2003 – stripping out the effect of securitisation or major sell-down of assets – amounted to € 2.2 bn.

Sector breakdown of exposure


Prisons
1.5%
Public Buildings
11.7%
Waste Mgmt.
2.2%
Water
1.3%
Bridges/Tunnels
3.1%
Rail/Metro
25.0%
Hospital
20.0%
Schools
8.9%
Other Roads
12.9%
Toll Roads
13.4%

Total commitments € 2.2 bn

Country Breakdown


Bulgaria
0.2%
Poland
0.6%
Iceland
0.7%
Italy
0.8%
Korea
0.9%
Croatia
0.9%
Greece
1.2%
Germany
0.4%
UK
65.5%
Portugal
7.2%
Spain
6.7%
France
5.4%
USA
3.5%
Japan
3.0%
Czech
1.6%
Ireland
1.4%

Total commitments € 2.2 bn

Investment Banking

DEPFA Investment Bank Ltd (DIBL), a subsidiary of DEPFA, was founded in 1998 and is incorporated in Nicosia, Cyprus. The primary focus of DIBL's activities is on Public Sector Issuers in the converging markets and its activities cover the execution of capital market transactions for sovereign and sub-sovereign clients, as well as advisory services, secondary market investments and trading. DIBL's long-term client relationships are key to generating credit facilities and public-sector bonds. In its role as arranger, DIBL syndicates or places these assets in the market. DIBL has been very successful from the beginning and has consistently posted one of the highest growth rates within DEPFA. The origination, syndication and placing of public sector assets has contributed, and will continue to contribute, to an ever-growing part of the Bank's business.

DEPFA Investment Bank Ltd Financial Performance



Avg. Equity
Net profit
€ m
112
37
170
57
218
37
270
70
354
95
1999
2000
2001
2002
2003

- Reviewed performance figures prove a 4-year record of annualised returns on equity between 22% and 36%
- Only 5 negative monthly results over the last 4 years
- Outperformed the Emerging Market Bond Index by 15% on average over the last 4 years

2003 – Key Transaction

JSC Gazprom Russia US$ 500 million Mandated Arranger and Underwriter	DEPFA Investment Bank Ltd (DIBL) structured, jointly with a Russian-owned bank, arranged and underwrote a US$ 500 million, 5-year loan to JSC Gazprom. The structure included a 2-year put sold to Vneshtorgbank. This permitted DIBL to repackage the transaction into a Secured Limited Recourse Note issued by an SPV incorporated in Luxembourg. The LRN is euro-clearable and listed on the Irish Stock Exchange. DIBL placed 90% of the Notes on the secondary market.

2003 – Key Transaction	
Železnice Slovenskej Republiky ("ŽSR") Slovak State Railways Slovakia € 36 million Term Loan Facility Sole Arranger and Underwriter	DEPFA had previously arranged and fully placed term loans for ZSR, and DIBL arranged a further facility in November 2003. The client required this funding to be put in place rapidly as part of the "Transformation Project" which will see ZSR move to a more commercially-oriented enterprise, albeit currently remaining in the state sector. DIBL was able to respond quickly to meet ZSR's needs. Subsequent to the conclusion of the transaction, DIBL has successfully placed most of the loan in the secondary market to several major European banking groups.

2003 – Key Transaction	
Ministry of Education Romania US$ 23 million Trade Finance	The transaction represents the financing of a significant part of a nationwide IT education system, where DEPFA supported the Romanian Ministry of Education through the purchase and subsequent placement with its investor clients of the underlying promissory notes.

Business Development

With a public sector finance volume of approximately € 140 bn and new commitments for the year 2003 of € 67 bn, the Bank continues to be the leading specialist in budget financing for public sector authorities.

The most significant developments occurred, this year, in the US. After obtaining regulatory approval, the Bank opened its New York Agency in June 2003. The Bank, which now provides credit and liquidity backstop facilities on behalf of US public finance issuers, has been well accepted by issuers and investors alike. The latter welcoming the Bank's strong credit standing which provides room for credit growth and the former appreciating the relatively long tenor and the competitive rates the Bank is able to offer.

Continued strong growth in new business Summary activity 2003	€ bn
Finance Volume 31/12/02	**113.1**
New Commitments	67.2
Maturities	-22.9
Sale of Assets	-13.3
Other	-5.2
Finance Volume 31/12/03	**138.9**

Throughout the year, DEPFA added to its portfolio of taxable General Obligation bonds issued by US municipalities and is looking forward to healthy business growth in 2004.

Regional Trends

North America

The New York Agency originated over US$ 2.5 billion of credit and liquidity backstop facilities on behalf of US public finance issuers. Most of this new business has been achieved through open competitive tender, a process that is initiated by the issuer with the circulation of a request for proposals ("RFP"). Our liquidity facility for the State of Illinois, the first ever variable-rate issuance of this state, was originated through competitive tender (US$ 600 million), as was the case with transactions with the State of Massachusetts (US$ 250 million) and the Government of the District of Columbia (US$ 90.3 million). Similarly, the Bank is providing a letter of credit to the Jay Street Development Corporation of the City of New York; bond proceeds will complete the new State Court facilities in Brooklyn. The Bank is also active in Pennsylvania, California, and Connecticut. As of February 2004, and acting through its New York Agency, the Bank will be providing a letter of credit to the venerable musical institution, Carnegie Hall, in New York City.

Issuance in the U.S. public finance sector continued at a strong pace in 2003, totalling over $ 350 billion in total issuance, a record for the industry.

The Bank added significantly to its portfolio of taxable bonds issued by US municipalities by purchasing roughly $ 1 billion of state taxable pension bonds issued by Illinois, Oregon and Wisconsin. The Bank was one of the largest single purchasers of the Illinois bonds, purchasing $ 700 million at initial issuance in June 2003, which attracted considerable attention in the market.
In Canada the market has seen a concentration of primary business at the provincial and municipal level in 2003. Direct business increased significantly in 2003.

Europe: Nordic Region

Lending activity, primarily in the loan and MTN markets, has been enhanced by the success of structured products. DEPFA now acts as dealer on all the active EMTN programmes of target clients in the Nordic region. Sweden remains the most important market in the region despite reduced funding needs among local authorities and growing competition, in particular from domestic banks. In Finland the market was also characterized by increased competition and declining funding needs in the public sector. Nevertheless, while lending volumes have decreased slightly, there was significant growth in structured products. In Denmark the competition remains very strong, allowing local authorities to continue to borrow at attractive levels and there have been opportunities to develop business with non-municipal public sector entities, including concession companies. In Norway, market conditions continue to be challenging due to the domination of domestic banks. However, some interesting business opportunities have been identified. Iceland continues to be an interesting market because of capital investment plans in the utility sector.

Ireland

Ireland was a new market for DEPFA in 2003, and loan transactions totalling € 100 million were concluded. Clients already include Dublin City, Cork, Mayo and Waterford County Councils. Overall, coverage will target 29 county councils and 5 city councils. One of the main distinguishing features of the Irish market is the highly centralized nature of the Irish local authority system and all borrowing has to be approved by central government.

Southern Europe

In Spain, the regional and municipal elections and the introduction of the Stability Law caused some delays in the usual business flow. Spreads of zero-risk-weighted regional government bonds tightened further due to the overall improvement in credit quality. Nevertheless, successful primary bond issues were placed for the regions of Andalucia and Madrid and for some regional entities, such as Institut Català de Finances. There was significant activity and involvement in securitization transactions guaranteed by the Kingdom of Spain and the Region of Catalunya.

In Portugal the public sector's ability to borrow was restricted by the efforts of the Ministry of Finance to keep the national deficit within EU parameters. However, DEPFA has been active and successful in the municipal loan market, in particular for investments relating to the Euro 2004 football tournament, and loans were concluded with Aveiro and Leiría. In addition, the Portuguese government has started to reorganize some public companies, and one such case resulted in DEPFA underwriting the entire € 800 million transaction and successfully syndicating part of this. DEPFA also participated as Lead Manager in some key bond transactions, for example Region of Madeira and Carris Lisboa.

In Greece direct marketing commenced in 2003. DEPFA jointly arranged € 440 m of new business with entities guaranteed by the Hellenic Republic.

France Belgium Switzerland

In France business activity has increased significantly with successful business deals concluded with large local authorities at regional, departmental and municipal level despite the fact that the market continues to be dominated by domestic banks offering loans at low margins. In addition, some transactions were also originated with public entities controlled by the French State. DEPFA also acted as financial advisor to the public sector (including advisory mandates with Caisse des Dépôts et Consignations acting on behalf of the French Ministry of Finance) as part of the provision of increasingly diversified financial services to the public sector in a very competitive marketplace.

The credit quality of the French portfolio remains high, with 80% of the new local government business in France rated AA or higher internally. The steady demand for structured products and derivatives, the growing concerns of clients to diversify financing sources and the new Public Private Partnership bill should enable DEPFA to further improve its presence in this market.

In Belgium a continued marketing effort and focus on key client relationships resulted in improved market recognition both in long term lending and derivative business. DEPFA has also been appointed dealer on the € 1.5 billion EMTN Programme of the Communauté Française de Belgique.

In Switzerland new business activity increased by almost 100% in 2003. The focus was on the development of client relationships at Canton and municipal levels. 80% of the new business in this market was rated AA or higher internally.

Italy

In Italy the strategy of increasing DEPFA's visibility and originating more assets directly continues to be highly successful. In 2003 there was significant growth in direct transactions booked and a much more focused market perception, especially insofar as business with the central government was concerned. Total primary lending activity in Italy was in excess of € 6 billion and there was a notable increase in private placement business with both municipalities and provinces. Other areas of greater activity include risk management transactions and rating advisory mandates.

Key transactions were concluded with the Italian Treasury, including a € 400 million loan to the Istituto Poligrafico (the Italian mint) and a securitisation transaction of approximately € 1.6 billion with the Cassa Depositi e Prestiti.

Relationships with local government continue to be a key focus of the Rome branch. DEPFA was appointed Dealer on the EMTN Programmes of the regions of Marche, Emilia Romagna, Puglia and Molise and of the Province of Milan. It also arranged a Friuli Venezia Giulia Eurobond issue and participated at various levels in almost all public deals for local government in Italy. DEPFA has been particularly active, both in structured loan products as well as in derivative business. These areas have seen significant growth in 2003.

Outlook

In Europe, the Bank continues to see regional growth in Italy, France and Germany. The Bank commands a mere 2% of the market share in Europe, and foresees further growth opportunities in the next years. The overall economic growth and political tax pressures in major European economies will steer Euroland public debt to over € 5 trillion in 2004.

Competition

DEPFA BANK remains the only worldwide institution that focuses exclusively on public sector authorities. This specialist niche in the marketplace does not mean that there is an absence of competition. In terms of competition, the underlying bond market represents the price-setter. Our main competitors remain first and foremost the local state-controlled banks or local heroes, due to their strong local franchise – and, secondly, the investment banks due to their more extensive customer base and broader product range.

In the US, DEPFA owes its competitive advantage to its impeccable reputation and outstanding credit track record. The traditional lenders are now faced with credit restrictions and rating pressures, making it an ideal time for the Bank to make its move into the US marketplace.

Margins

Margins have increased substantially throughout the year and are sustainable going forward, due to geographical spread and product diversity. The metamorphosis of the Bank into a specialist institution has allowed it to reap the rewards of enhanced ratings from all major rating agencies; its senior debt ratings stand at AA-, Aa3, AA- (Fitch, Moody's, S&P), and its covered securities are all rated AAA. The rating outlooks are all stable. This in turn has allowed the Bank to reduce its overall costs of funding.

Weighted Average Margin for new business


2002
2003
15.1
19.9
0
5
10
15
20
25
BP

- Average margin for new business is rising
- Average credit quality is AA1
- Calculated vs Libor

As regards new business, there has been a clear trend in increased borrowing from public sector authorities. This in turn has allowed the Bank to bid for more lucrative and diverse transactions without going down the credit curve. The Bank relies on its rating and thus cannot bid for less desirable transactions. This self-adjusting mechanism is central to our business model.

Funding

Funding levels have improved considerably in relation to competitors, and have remained stable in relation to the swap curve. Over the past year the Bank has doubled its long-term funding and the amalgam of short and long-term funding has provided the Bank with sub-Euribor funding overall.

Money Markets

DEPFA BANK's money market desk is primarily responsible for managing the Group's short term funding. The team based in Dublin, Frankfurt and Tokyo is a leading participant in the international money markets. To develop and raise the bank's profile in the international money markets the team focuses on a number of areas:

- Short Term Liquidity Management up to 2 years
- Short Term Debt issuance programmes
- DEPFA BANK's Repo activity
- DEPFA BANK's Cash Collateral management
- Short Term Hedging strategies

The Bank is actively involved on the Interbank, Euro/US Commercial Paper and Repo Markets on a daily basis, sourcing a range of currencies and maturities.

With current outstandings of € 20 billion, DEPFA is recognised as one of the leading and most successful commercial paper issuers. Our sales force is the most important distribution channel for DEPFA's commercial paper issues. The Bank has recently sought regulatory approval to establish a New York branch, in order to issue 'Yankee' Certificates of Deposit.

Institutional Sales

Our Treasury's Institutional Sales Team provides the Bank with direct access to the world's most important institutional investors through the marketing and sale of a wide variety of DEPFA's own liability products.

The Institutional Sales Team sells DEPFA Euro Commercial Paper, London Certificates of Deposit, Eurodollar CDs, Medium Term Notes, repos and Private Placement Covered Bonds. The Bank is also a large direct depository institution for Central Banks and Public Bodies worldwide. We work directly with 230 Institutional Clients globally, of which 59 are Public Institutions, 119 Asset Managers, 52 Insurance Companies, Private Banks and Corporates etc.

This widely diversified customer base provides an important franchise for the Bank and affords us numerous cross-selling opportunities.

The weighted average maturity for deposits is approximately 2 months, and the weighted average maturity for ECP/CDs is approximately 3 months.

Outstandings by Product, 2003


Repo
2%
Eurodollar CDs
9%
MTN/FRN
1%
ECP/CDs
34%
Long-term Deposits
3%
Deposits
49%
Private Placement Covered Bonds
2%

Outstandings by Category, 2003


Private Banks
14%
Asset Managers
31%
Others*
18%
Central Banks
37%

* Other includes Building Societies, Insurance/Re-insurance companies, Corporates

Capital Markets

The Capital Markets Team is responsible for long-term funding and the Bank's positioning in the international capital markets. The Bank is recognised as a quasi-agency issuer amongst AAA credits and represents the benchmark in the European covered bond market. The Bank's liquid benchmark issues are comparable to smaller European governments and European supranationals, and are traded on all the major electronic platforms (TradeWeb, EuroMTS, EurexBonds). The recent introduction of the DEPFA ACS continues to be very well received by investors. While epitomizing the German Pfandbrief it also offers a broader diversification in terms of eligible countries for the asset pool, and superior investor protection in terms of legislation. The Bank is also one of the most flexible issuers of private placements, offering a multitude of ratings, structures, maturities and currencies.

Average Funding Level per Amount in 2003


20
18
16
14
12
10
8
6
4
2
0
Volume EUR bn
JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC
7
6
5
4
3
2
1
0
Exp. Level
Euribor bp
Volume
Level

Funding mix of Benchmark and Non-Benchmark issuance allows DEPFA to generate significant volumes and reduce the average funding cost at the same time.

Long-Term Funding planned for 2004 (Volume app. EUR 20 bn)


Benchmark Transactions
50 – 55%
Other Public Transactions
20 – 25%
Private Placements
30 – 35%
Instruments
USD
25%
EUR
55%
JPY
10%
Other
10%
Currencies

The DEPFA BANK share

2003 was the year when the DEPFA share price finally began to fulfil the enormous promise afforded by the demerger of the company in mid-2002. The share price more than doubled (121%) by the end of the year at € 100.10, and even trebled against its year low of € 32.50 (27 February). The stock significantly outperformed all the main financial index benchmarks, notably the Dow Jones Stoxx Banks index (up 48%) and the global banks MSCI index (up 12%) as well as its closest peers, consisting of the major US monoline insurers and Dexia. This share strength has turned DEPFA into one of the largest mid-cap companies in Europe and made it even bigger than it was before the demerger.

So what has led to this positive development? Firstly, the markets gradually began to respond favourably to our consistent good earnings track record, which confirmed that the business model of a stand-alone public finance bank was working according to plan. The release of the 2002 results proved to be the major turning point, as they beat original forecasts and convinced investors that the benefits of focusing purely on public finance, particularly on the funding side, was feeding through to the bottom line. More importantly, there was a growing realisation in the markets that DEPFA's flexible corporate structure – combined with a general improvement in the competitive environment in core public finance markets – held very good prospects of long-term earnings gains.

Share price data	2003	2002
Number of shares outstanding (Mio)	35.3	35.3
EPS (€)	10.69	6.70
Dividend per share (€)	1.20	1.00
Pay out ratio (%)	11.2	15.0
Book value /equity (incl. retained earnings) per share (€)	39.04	32.2
Share price year high (€)	100.10	64.50
Share price year low (€)	32.50	40.38
Price/earnings ratio high	9.36	10.40
Price/earnings ratio low	3.04	6.51
Price/book value high	2.6	2.0
Price/book value low	1.0	1.3

The first quarter 2003 results showed that the company was excellently positioned to continue mining a rich vein of earnings from a low margin niche business, out of the range of most other banks with their much higher cost bases. The share price recorded its biggest daily increase of almost € 5 on the day of the release, buoyed by the raising of the company's profit guidance for the year (from € 250 m to € 300 m). The company raised its guidance for a second time after the release of the nine-month results (from € 300 to € 350 m) to take into account the dynamism of its investment banking revenues and massive expansion of its core on-balance sheet public finance business.

In a sense DEPFA is still trading on a kind of 'newcomer' discount as the full nature of the public finance activities and unique business model takes time to gain greater acceptance in the markets. One of the major challenges has been explaining that DEPFA's success does not hinge on growing public sector deficits. Clearly, on a macroeconomic level, the stock offers obvious countercyclical qualities for investors who see DEPFA as benefiting from burgeoning government borrowing. On the other hand, DEPFA is a master of its own destiny in that it derives value from its excellent direct relationships with public sector borrowers on a continual basis. As a result, it is both well-positioned to participate in any new financing in the way of private placements and can also offer a panoply of other investment banking and advisory services. Given that DEPFA is extending its product range to its existing customer base, and is targeting new prime markets such as the United States, it can arguably prosper in any economic environment.

Share placement = 100% free float

The strong nine-month results offered an ideal environment for the placement of the entire 40.8% shareholding of DEPFA Holding, an investor in the company since the privatisation of DEPFA in 1991. The offering took place over the course of two days on 4 and 5 November by way of an Accelerated Global Tender. The shares were priced at € 90, equivalent to a value of € 1.3 bn, making it one of the largest share transactions in Europe in 2003. The placement will bring tangible benefits for the development of the DEPFA share. Firstly, a 100% free float will boost the share's liquidity. This liquidity has been fairly modest in the past, and dissuaded many institutional investors interested in taking large positions. There has been a sharp improvement in trading volumes since the share placement; stripping out the period of volatility in the days immediately after the share placement, an average of 100,000 shares have been changing hands daily, more than double previous levels.

Secondly, the shareholder base has widened to a much broader group of investors, leading to greater awareness in the share. The shareholder mix moved from a predominant German investor base to majority Anglo-American ownership. This change is already having an effect in the financial markets as more investors and financial analysts include DEPFA in their coverage. This high profile is reflected in DEPFA's increased weighting on the German MDAX index, which went up to c. 10%, due to the higher free float, making it the biggest stock on this index.

Continuing share price potential

Although the share price has doubled in 2003, we do not believe that it has reached a valuation consistent with our earnings growth and operating performance. The price earnings ratio has not exceeded 10 times 2003 earnings during the course of the year. Even with a share price in excess of € 120, the share trades on a multiple of only around 11 x 2004 forecast earnings (net profit 2004 up to € 400 m). The Bank is committed to achieving a 20% return on equity (after tax), even with a rapidly-increasing equity base. This return has few equals in the banking industry.

It is important to emphasise that DEPFA is still at the beginning of a phase of rapid growth, and it will be many years before its markets can be classed as mature. In investment banking, diversification into new product areas and markets such as Asia will ensure continued sustainability in earnings. In budget financing, expansion in new markets, most notably the US, will generate a significant new source of earnings that should lead to higher earnings in the long term.

Share price performance



250
200
150
100
50
0
March
June
September
December
100 = 1.1.2003
DEPFA
CDAX Banks Index
MSCI-World Financial Index
Dow Jones Euro STOXX Banks

Employees

The expansion of DEPFA's operations during 2003 resulted in an average annual increase of 8% in staff numbers, reaching 349 by the end of the year. Figures were influenced in particular by the start-up of our US business and the opening of our Hong Kong office. We will continue to focus on expansion in the US in 2004. Therefore, we envisage further growth in our network of offices and a continued rise in staff numbers.

Staff turnover is low throughout the bank. DEPFA's objective is to promote long-term loyalty among its competent staff. One of the ways that we will achieve this is by establishing partnerships that will allow all Group employees to participate directly in our commercial success. The deferred stock plan, as part of the DEPFA BANK Incentive Compensation Programme, is a key element of this strategy. Part of employees' variable remuneration is paid in the form of DEPFA shares. These shares will be held by the trustee of the programme on behalf of employees, and will vest over a three-year period (for details, please refer to Note 20 in the Notes to the Group Balance Sheet). As at the end of 2003, 3% of DEPFA's capital was held by the trust: employees now own approximately 5% of the shares, a figure that is set to rise further in the future. DEPFA emphasises the concept of performance-related variable remuneration packages: around half of personnel expenditure is linked to business performance. However, it should be noted, that the full impact of the plan on personnel expenditure recognised in the profit and loss account will be deferred over several years.

The composition of our workforce, which comprises a variety of backgrounds and nationalities, reflects the international approach of our business strategy. At present, 26 nationalities are represented amongst DEPFA's 349 employees.

DEPFA BANK plc staff numbers

Age bracket	DEPFA BANK plc	DEPFA Deutsche Pfandbrief-bank AG	DEPFA Investment Bank Ltd.	Grand Total
20 – 29	68	16	8	92
30 – 39	80	81	8	169
40 – 49	26	32	6	64
50 – 59	4	14	3	21
60+	2	1		3
Grand Total	**180**	**144**	**25**	**349**

Erasmus

The Bank continues to support academic education, in particular the Erasmus scholarship programmes in Ireland. The projects and programmes which we support are designed to enhance cross-cultural worldwide understanding and cooperation.

Concern

The Bank has resolved to actively support the fight against world famine by forging a working relationship with Concern, an Irish-based non-governmental, non-denominated and non-profit organisation.

Concern was originally established in 1968 to address the emergency situation in Biafra, within present-day Nigeria. It continues to provide support in emergency cases, and concurrently concentrates on long-term development projects in 28 of the world's poorest countries.

The organisation's mission is to enable poverty-stricken people to achieve major improvements in their lives and ultimately to become self-sufficient without the ongoing support from agencies such as Concern. Its work focuses primarily on: emergency response, education, health, livelihood security and HIV/AIDS.

The Bank intends to make a meaningful contribution towards the work of Concern not only financially, but by encouraging staff members to participate in their projects either in a technical capacity at home or by working hands-on in the field, pursuing Concern's maxim:

"Believing in Action."

It is envisaged that successful candidates will be seconded to Concern for short periods of time and will continue to receive fixed pay remuneration from the Bank. The engagement of staff members in sustainable development projects will not disrupt their career path, but conversely enrich it.

Profit and Loss Account

DEPFA BANK achieved record results in 2003. Group net income from continuing operations was up 57% to € 370 m. All product lines and business areas contributed to this excellent performance. No single factor or one-off development caused this success.


Net income after tax on continuing operations (€ m)
1999
2000
2001
2002
2003
174
162
137
236
370
0
80
160
240
320
400

Total Group revenues increased by 56% to € 637 m. The strong underlying growth of our businesses led to an increase in all revenue lines. In budget financing, the bank originated € 67 bn of new business at much higher margins than a year ago. Debt issuance was strong throughout the year, with long-term volumes doubling; the new Irish Asset Covered Securities played a significant part in this development and achieved market acceptance from the outset. Investment banking revenues have been very strong, and a richer product mix has helped sustain performance at high levels.


RoE after tax on continuing operations
1999
2000
2001
2002
2003
26.9%
20.5%
14.8%
22.3%
29.4%
0%
5%
10%
15%
20%
25%
30%

Net interest income increased by 30% to € 370 m. Net commission income, driven mainly by our investment banking activities, increased substantially by 178% to € 89 m. Income from sale of assets amounted to € 104 m (€ 99 m in 2002). The origination and sale of public-sector assets is an integral part of our business model, which incorporates active balance sheet management. The trading income saw a swing from € -8 m to a positive result of € 74 m. This result comprises two elements: securities trading and the valuation of derivatives. The "pure" trading result – almost all of which is fixed-income trading or income from credit default swaps – was up from € -1 m to € 61 m. The valuation of derivatives in accordance with SFAS 133 resulted in a gain of € 13 m (2002: € -7 m).

Total expenditure rose by 19% to € 115 m. Personnel expenditure increased by € 18 m to € 65 m. This amount includes a recognition of € 10 m with regard to DEPFA's staff share compensation scheme. US-GAAP rules require that such expenditure be charged over the whole vesting period of the plan. Since these shares are held in a trust, and will be transferred to employees over a three-year period, the costs will also be spread over a three-year period in the profit and loss account. Performance-related cash compensation amounted to € 17 m in 2003 (2002: € 12 m). Personnel expenditure also increased due to an increase in staff, by 46 to 349.

Other administrative expenditure rose from € 44 m to € 45 m. Depreciation on intangible assets went down from € 6 m to € 5 m.

€ m	2002	2003	2004	2005	2006	Recognition for share scheme
P&L effect from scheme 2002	–	10	5	3	–	18
P&L effect from scheme 2003	–	–	21	12	5	38
P&L effect from cash bonus	12	17	n.a.	n.a.	n.a.	n.a.

Net other expenditure reached € 42 m in 2003 (€ 4 m in 2002). A one-off extraordinary expense of € 39 m related to bond repurchasing. Excluding this one-off item, operating profits would have been higher than reported.

Profit before taxes from continuing operations of € 480 m was up by 56% on the previous year. After taxes (€ 96 m) and minority interest (€ 14 m), net profit from continuing operations amounted to € 370 m (+ 57%).

The cost/income ratio improved during the period under review to 18.1% (2002: 23.8%). Return on equity after taxes stood at 29.4%.

Balance Sheet

With on-balance sheet volume of € 139 billion, Budget Finance to the public sector accounted for the bulk of DEPFA BANK's total assets. Although the portfolio is broadly diversified in geographical terms, exposure to German borrowers remains comparatively high (€ 52.7 billion from €41.1 billion in 2002). The quality of these assets nevertheless is very high, with an average rating of AA. The portfolio does not include any loans for which interest is no longer charged. Furthermore, we have not had to write off any assets to date, nor do we anticipate having to do so in the future.

Asset quality of public finance portfolio (end-2003)


AAA
59.4%
AA1
3.8%
AA2
14.8%
AA3
8.2%
A1
3.3%
A2
0.9%
A3
0.1%
Not rated
9.5%

External rating

The volume of infrastructure finance amounted to € 1,563 million (+80%) as at 31 December 2003. Given that these loans (approx. 1% of our total lending volume) are based on individual projects, they have a lower average rating and a significantly higher risk weighting than other assets in our portfolio. However, they are almost all backed by public-sector guarantees or other forms of support by the relevant public-sector authority, meaning the government is ultimately the main risk-bearer. We anticipate infrastructure finance volumes remaining only temporarily on our balance sheet. The bulk should be placed with third parties, through securitisation, over the coming 12 months.

An aggregate € 4 billion in property loans still remains on our balance sheet. We have discontinued this type of business entirely, and have entered into an agreement to sell these property loans to Aareal Bank AG in the future. The risks related to the total property loan portfolio have almost entirely been transferred to third parties, through securitisation and guarantees extended by Aareal Bank AG. Moreover, given that this property loan portfolio amounts to €1.3 bn on a risk-weighted basis, the impact of further transfers on our capital ratios will be particularly positive.

	€ m
Total property loans as at 31.12.03	4,036
- of which securitised	1,788
- of which protected by Aareal Bank AG	2,248
Total risk-weighted assets from property loans as of 31.12.03	**1,281**

New business in 2003 totalled € 67 billion.

Financing Volume – Group

	2003 € m	%	2002 € m	Change from the Previous Year € m	%
Public Sector Financing	**138,935**	**100**	**113,130**	**25,805**	**23**
of which loans with 0% weighting	109,828	79	90,787	19,041	21
of which loans with 10% weighting	755	1	666	89	13
of which loans with 20% weighting	28,110	20	21,677	6,433	30
of which loans with 100% weighting	242	0	–	242	
Other Loans	**6,391**	**100**	**9,096**	**-2,705**	**-30**
Total Financing Volume	**145,326**	**100**	**122,226**	**23,100**	**19**
of which Public Sector Financing	138,935	96	113,130	25,805	23
of which other loans	6,391	4	9,096	-2,705	-30

New Loan Commitments – Group

	2003 € m	%	2002 € m	Change from the Previous Year € m	%
Public Sector Financing	**67,169**	**100**	**21,507**	**45,662**	**212**
of which loans with 0% weighting	51,689	77	15,430	36,259	235
of which loans with 10% weighting	1,076	2	225	851	378
of which loans with 20% weighting	14,340	21	5,852	8,488	145
of which loans with 50% weighting	2	0	–	2	
of which loans with 100% weighting	62	0	–	62	
Other Loans	**1,343**	**100**	**1,126**	**217**	**19**
Total Financing Volume	**68,512**	**100**	**22,633**	**45,879**	**203**
of which Public Sector Financing	67,169	98	21,507	45,662	212
of which other loans	1,343	2	1,126	217	19

Most of DEPFA BANK's refinancing is conducted via asset-covered bond issues. The volume of our outstanding public-sector covered securities was € 64 billion as at 31 December 2003. Furthermore, our refinancing mix comprises a broad range of short-term and medium-term instruments.

Primary sale of securities in € m – Group 2003


Asset Covered Securities/ Traditional Pfandbriefe
17,438
MTN
2,157
loans
2,016
0
5,000
10,000
15,000
20,000

DEPFA BANK's EMTN Programme

Currency breakdown of non-benchmark transactions



PLN
0.2%
USD
17.1%
HKD
1.2%
GBP
3.0%
EUR
46.9%
JPY
17.6%
HUF
0.5%
AUD
1.3%
CHF
12.2%
€ 8.84 bn

Breakdown according to structure type of non-benchmark transactions



60.9%
39.1%
€ 8.84 bn
Structured Notes
Plain vanilla (FRN, Fixed)

All structures can be provided with cap, floor and call features

- Floating and Fixed-rate Notes
- Fixed-rate Step-Up Notes
- Reverse Floaters
- Zeros
- Range Accruals
- CMS-linked
- Exchangeable Notes
- Power Reverse Dual Currency Notes
- Reverse Dual Currency Notes
- Index-linked Notes
- Credit-linked Notes

DEPFA BANK's shareholders' equity was € 1.378 billion at year-end, and € 1.563 billion qualified as core capital. The average shareholders' equity for the financial year 2003 was € 1.257 billion.

Regulatory Capital and Capital Adequacy Ratios in accordance with BIS

Regulatory Capital (€ m)	31.12. 2003	31.12. 2002
Core capital (Tier I)	1,563	1,266
Supplementary (Tier II)	1,159	863
Total Regulatory Capital	**2,722**	**2,129**

Capital Adequacy Ratios	31.12. 2003	31.12. 2002
BIS Risk Weighted Assets (€ million)	12,316	12,161
Core capital ratio (Tier I)	12.7%	10.4%
Total capital ratio (Tier I+II)	**22.1%**	**17.5%**

The regulatory capital and capital adequacy ratios were produced in accordance with the Bank for International Settlements' (BIS) Basle Accord regulations to facilitate international comparison.

DEPFA BANK plc is regulated by the Irish Financial Services Regulatory Authority (formerly the Central Bank of Ireland – CBI). On a group level, DEPFA BANK plc has to conform to the regulations of the Irish Financial Services Regulatory Authority which applies a capital / risk assets framework for measuring capital adequacy based on the European Union Solvency Ratio Directive (SRD) and the Capital Adequacy Directive (CAD).

Both the BIS and the Irish Financial Services Regulatory Authority require banks to maintain a minimum Tier 1 ratio of 4% and a Total Capital Ratio of 8%.

Forward Looking Statement

At the close of its second full financial year as a thoroughbred Public Finance specialist, DEPFA BANK looks back on a successful 2003. The bank clearly confirmed its unique business model by making strong progress across all of its product areas, and expanding its client base.

DEPFA now intends to seal this success by further enhancing its geographical presence and product offering. During 2003 we took a number of preparatory steps towards expanding our US activities, and we will press on with these developments in 2004. Over a period of approximately five years, operations in the US will reach a level where they will generate volume and results similar to our European business. Evidence of our greater commitment in the US has seen the opening of DEPFA representative offices in certain states, and launching an insurance company to facilitate entry in the business of providing financial guarantees. We will also step up our expansion in Asia; the opening of the new Hong Kong representative office during 2003 demonstrates our clear ambition in this region.

Besides enhancing our geographical presence, we are expanding our product range in order to provide a full range of financial services to public authorities. We intend to further boost our placement power for public sector assets; we will expand our range of advisory services, and a new team will be set up to support the privatisation projects of state and sub-sovereign entities.

DEPFA plans to align its internal structures more closely to match its client base and clients' product needs. This approach will allow us to exploit cross-selling opportunities across all divisions. Our expansionary plans, as outlined above, will also lead to further increases in staff levels.

We also expect continued improvements in operating results in the coming years, with net return on equity exceeding 20%.

Risk Report

1. The Risk Management Structure

One of the main features of the banking business is the management of economic risk. The targeted handling of risk is vital to ensuring the continued existence and profitability of any banking company. In addition, external groups (primary investors, legislators, banking supervisory authorities, analysts and rating agencies) increasingly demand appropriate risk management.

To meet both commercial and statutory requirements on the one hand and the demand of capital market participants on the other, DEPFA BANK plc has established a comprehensive system for identification, measurement, early recognition and control of risk as an integral part of its business process.

The risk management structure for DEPFA BANK plc is detailed in the following table.

Group Governance: Committee Structure



Board of Directors of DEPFA BANK plc
Compensation Committee
Compliance
Chairman's Office
Gerhard Bruckermann Chairman, CEO
Dr. Thomas Kolbeck Vice Chairman, Deputy CEO
Audit Committee
Group Internal Audit
Executive Committee
Asset & Liability Management Committee
Strategic Planning Committee
Credit Committee
Asset Management Committee
Country Risk Committee

The Board of Directors has established an audit committee and a compensation committee. The members of these committees are all non-executive directors. The Board sets the overall Group strategy.

In addition, the following executive committees have been established:

- Executive Committee
- Asset & Liability Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

(a) Executive Committee is responsible for the crossfunctional management of the Bank.
Objectives: implement strategies and controls; cross-functional coordination.

(b) Asset & Liability Committee implements the market risk strategy of the Bank and allocates capital by setting Risk limits.
Objective: manage interest rate and liquidity risk, minimize funding costs.

(c) Asset Management Committee is responsible for determining the overall make-up/diversification of the assets and optimizing return in the context of risk.
Objective: diversification, asset optimization, rating preservation and capital growth.

(d) Credit Committee is responsible for counterparty credit risk. It focuses on credit review and approval of individual obligors and on counterparty and country limits.
Objective: manage credit risk.

(e) Strategic Planning Committee is responsible for assisting the Office of the Chairman in the assessment of the overall strategy of the bank, the budgeting and the budget/monitoring process.
Objective: anticipate industry trends and implement appropriate strategy for the Bank.

The organizational responsibility for the identification, measurement, early recognition and control of risk is set out in the following table:

Risk Segments	Management	Control & Monitoring
Credit Risk	Credit Committee	Credit Risk Unit
Country Risk	Country Risk Committee	Special Risks Unit, Credit Risk Unit
Market Risk	Asset & Liability Committee	Market Risk Unit
Operational Risk	Executive Committee	Operational Risk Unit
Liquidity Risk	Asset & Liability Committee	Market Risk Unit

2. Credit Risk

Credit Risk is the risk of impairment and partial or total loss of a receivable due to deterioration of credit quality on the part of a business partner. The relevant receivable may be based on traditional on-balance sheet lending business or off-balance sheet business, e.g. counterparty risk arising from derivative financial instruments.

Public Sector Credit Risk

Public Sector lending accounts for 85% of DEPFA BANK plc's total consolidated balance sheet and counterparty exposures, excluding discontinued operations. The business is focused on sovereign and sub-sovereign borrowers and public sector-supported financial and specialist entities.


BIS Risk Weightings of Group's On-Balance Sheet Interest-Earning and Liquid Assets
100 %
90 %
80 %
70 %
60 %
50 %
40 %
30 %
20 %
10 %
0 %
0 %
10 %
20 %
100 %
2003
2002

This is reflected in the risk weightings of the Group's total portfolio, amounting to €149.12 billion of on-balance sheet interest-earning and liquid assets (amount excludes SFAS 133 adjustments, discontinued operations and fixed assets) at 31 December 2003. A BIS risk weighting of 0% applies to 74.07% of these assets, reflecting the focus on sovereign and the upper level of sub-sovereign entities. The next largest category are counterparties with a 20 % risk weighting – these are mainly municipalities and credit institutions without explicit central government guarantees.


On-Balance Sheet Interest-Earning and Liquid Assets by Country Classification
EEA & Supranational
91%
OECD
5%
NAFTA
4%

The portfolio is broadly diversified with counterparties in over 40 countries. In order to ensure the top rating for the Pfandbriefe and Asset Covered Security (ACS) cover pools and a high rating for the Bank, business is focused on clients and counterparties with the highest credit standings. Total risk weighted on-balance sheet interest-earning assets (excluding discontinued operations) for the Group amounts to €8.93 billion at the year-end.

Assessing Credit Risk – the internal rating system in DEPFA BANK

Credit scoring of counterparties is critical to DEPFA's business. The scoring model of the Bank is continuously reviewed. In recent years, DEPFA moved to a unitary scoring system for its four main credit risk pools (sovereign, sub-sovereign, financial institutions and infrastructure finance). Originally the unitary scoring model had 12 rating grades. The grading has now been extended to 22 grades. This change introduces a more accurate risk evaluation and is designed specifically to prepare for the implementation of the new Basel Accord.

DEPFA BANK's 22-grade internal rating system is similar to the grading system used by the External Credit Assessment Institutions (ECAI).

All counterparties across all risk groups are graded in accordance with this system. The steps to assign and test the robustness of the internal rating involve:

- Grading individual counterparties through an analysis of balance sheet strength, historic and budgeted relationship of direct tax and central allocation (grant) revenues with expenses, and the relationship of debt to operating surpluses, indebtedness per capita, political stability and to guarantee structures.
- The analysis of the sub-sovereign legal framework including the delegation of powers from the sovereign and financial and regulatory support of its activities.
- Mapping internally-derived ratings against the ECAI ratings for externally-rated borrowers.

The rated clients and counterparties account for a very high proportion of DEPFA's assets. Almost 58% of the portfolio of on-balance sheet interest earning assets relates to counterparties with triple-A ratings by ECAIs while a further 26.4 % of assets relate to double-A ratings by ECAIs. 11% of the total portfolio is unrated by ECAIs. In this analysis, the rating is taken as the highest awarded by the three major ECAIs.

On-Balance Sheet Interest-Earning and Liquid Assets by External Credit Assessment Institution (ECAI), 31 December 2003


AA2
14.6%
AA1
4.2%
AAA
57.8%
AA3
7.5%
A1
3.5%
A2
0.9%
A3
0.2%
Other
0.3%
Not externally rated
11.0%

Financial Institutions Exposure

Included in the on-balance sheet interest-Earning assets portfolio above is € 18.5 billion relating to Group exposures to financial institution counterparties. Within the Group, on-balance sheet financial institution counterparty risk arises from securities and money market transactions.

On-Balance Sheet Interest-Earning Assets from Financial Institution Counterparties Based on DEPFA Internal Ratings 31 December 2003



A1 19%
AA3 18%
AA2 17%
AA1 9%
A2 3%
A3 11%
Other 1%
AAA 22%

Any existing netting master agreements and collateral agreements with business partners are taken into account to adequately map counterparty risk. These agreements are used to reduce both the capital cover required and the utilization of bank-internal counterparty limits. DEPFA has a Group-wide counterparty limit system that directly accesses the front-office system used by Treasury, providing real-time information on limits and limit utilizations. Within the Group, financial institution counterparty business is geared towards high credit-quality counterparties.

Credit Derivatives Exposure

DEPFA's off-balance sheet risks arising from credit derivative exposures amounts to a notional amount of € 5.6 billion, excluding protection acquired on the residual mortgage book, which is to be sold to Aareal Bank AG. DEPFA takes a conservative approach to managing this risk. Counterparty risks must be pre-approved prior to transaction execution. 64.6 % of related credit derivative exposure represents sovereign risk, with a further 14.1% representing sub-sovereign risk. 19.1% represents exposure to financial institutions counterparties. 38.29 % of all credit derivatives exposure is AAA rated internally, with an additional 29.1% in the AA cohort.

Credit Derivative Exposures Based on DEPFA Internal Ratings, 31 December 2003



A1 7%
AA3 1%
AA2 27%
AA1 1%
AAA 38%
A2 9%
A3 12%
Other 5%

The Credit Approval Process

DEPFA Group operates an independent credit approval process, which includes assessments by, and formal limit recommendations from, those not involved in the business areas. The chart below sets out the initiation and approval process for DEPFA BANK for all four risk pools.

The allocation of an internal rating determines both the pricing and the potential exposure amount. The Credit Committee operates on authority devolved to it by the Board of Directors, and is empowered to set limits up to prudent levels taking into account large exposure parameters. DEPFA subsidiaries operate their own credit committees, which act on individual counterparty limits once Group approval is in place.

The Credit Process

Sovereign/ Country Risks	**Sub-Sovereign Risks**	**Financial Institution Risks**	**Infrastructure Finance Risks**

Country Risk Committee, Credit Risk Unit, Special Risk Unit: Assess, assign rating and make recommendation for pre-approval limit, taking risk mitigation into account.

Group Credit Committee: 6 voting members, not drawn from business area

Credit Limit and Duration Decision

Decision advised to various Group entities and business units

Group Subsidiary Credit Committee decision

Minimum annual review of limit decision (more frequent reviews as required)

Limits monitored for utilization

The credit process centres on an independent Credit Committee which presides over the four counterparty risk pools, and which is provided with both rating and limit recommendations from the dedicated independent risk teams.

The heads of risk units report directly to their respective Executive Committee Member, as well as to the Credit Committee.

DEPFA's Counterparty Risk Pools

1. Sovereign/Country Risks

Sovereign/Country risk is managed by the Country Risk Committee. Reviews of sovereign risk are carried out at least annually, and detailed reports on the social, political and economic situation of all countries are presented to the Group Credit Committee for approval. All sovereign/countries are rated in accordance with the Group internal rating grades. DEPFA currently has 82 countries rated for international business, of which 52.4 % fall into A-rated cohorts. The Bank's country exposure for countries rated below single-A stood at 0.5 % of the Bank's total cross-border exposure as at 31 December 2003, with maximum limits available of 3.6% of total Group country limits.

2. Sub-Sovereign Risks

The Credit Risk Unit, a specialized team of professionals based in Dublin, carries out sub-sovereign risk analysis. This team is independent from business origination/relationship management. This unit is responsible for assessing and rating (in accordance with the DEPFA internal grading system) the credit risk for all sub-sovereign entities in the OECD, EEA and Converging Countries, excluding Emerging Markets.

The unit assesses the distinct characteristics of the country in which the sub-sovereign is located, especially those characteristics related to inter-governmental arrangements. The unit also assesses political, demographic, economic, fiscal and financial factors. To date, Credit Risk have analyzed and rated just under 3,000 sub-sovereign counterparties across 28 countries.

3. Financial Institution Risks

The Credit Risk Unit also carries out assessment of DEPFA's exposure to financial institutions. Specialized professionals work with the front office personnel to evaluate the credit risks involved in these counterparties. The approval process applied is the same as for sub-sovereign counterparties. In addition, all financial institutions are rated internally. All counterparties must have pre-approval limits in place as a prerequisite to conducting transactions with DEPFA.

4. Infrastructure Finance Risks

The Special Finance Unit (SFU), a team of 23 specialists and support staff, carries out the origination, transaction execution and portfolio management of all infrastructure loan assets. Most transactions are carried out in conjunction with other similarly experienced lenders (often as a member of a syndicate of banks), thus limiting DEPFA's exposure on any one particular transaction.

A fundamental pre-condition for SFU participation in an infrastructure financing transaction is the ongoing involvement of the public sector, most typically as the grantor of a long-term concession to a privately financed special-purpose company, and often as the payer of revenues (paid in return for the successful provision of the required service), typically the main source of the loan repayment.

In addition, the purpose of the financing must be the provision of an essential public asset or service, which must continue to be provided even in times of budgetary cutbacks, such as schools, hospitals, prisons, roads and water supply and treatment facilities.

Credit proposals put forward by the SFU are subject to an independent review by the Special Risks Unit (SRU). This unit makes an independent recommendation to the Credit Committee.

When financing infrastructure projects, DEPFA generally requires the involvement of International Financial Institutions (IFI), such as the European Investment Bank (EIB) or the European Bank for Reconstruction and Development (EBRD) and leading local banks. While these institutions do not necessarily provide DEPFA with formal guarantees of commercial or political risk, they do provide an implicit comfort that purely politically-motivated discriminatory action by the host government is unlikely due to the consequential damage to that government's ability to access future funding support from the IFIs.

There are standard internal procedures for the monitoring of, and reporting on, current loan transactions: for projects during the construction phase, a report on progress is submitted to the Credit Committee every 6 months; operational projects are subject to an annual review. The respective account managers in SFU liaise closely with an independent engineer, who is usually appointed by the lenders to monitor the project. This allows the Group to follow progress closely and take remedial action, if necessary, to ensure that the project is completed on time and to budget. SFU's monitoring reviews are independently checked by the SRU to ensure that objectivity is maintained.

Limit Monitoring

The monitoring of country limits or cross-border exposures is carried out on a daily basis by a dedicated team of professionals based in Dublin. Limit monitoring is performed on both a Group-wide basis as well as on a local entity basis. These exposure reports are made available to management and all business sectors of the Group.

3. Discontinued operations – property risk

Following the Group's reorganisation, property risks were almost totally transferred to Aareal Bank AG or third parties. The property lending business of the former DEPFA Group was spun off during the financial year 2002. At the year-end 2003, DEPFA Deutsche Pfandbriefbank AG (the "Pfandbriefbank") has a remaining property financing portfolio in the amount of € 4.0 billion, of which €1.8 billion has been transferred to third parties via securitisation agreements.

Aareal Bank AG and the Pfandbriefbank have agreed that Aareal Bank AG will acquire the property financing portfolio held by the Pfandbriefbank. In addition, Aareal Bank AG has extended guarantees to DEPFA in respect of individual exposures. These guarantees cover principal exposures totalling € 0.4 billion, plus interest payments in certain cases. In addition, the Pfandbriefbank and Aareal Bank AG have entered into an Agency Agreement whereby Aareal Bank AG administers, on behalf of the Pfandbriefbank, the loans that have not yet been transferred. This Agency Agreement takes into account the legal requirements pursuant to Section 25a of the German Banking Act, and provides for protection with regard to the proper administration of the loan portfolio.

4. Market Risk

Market risk refers to the risk of potential loss arising from changes in interest rates, foreign currency exchange rates, equity prices, price or rate volatilities and other relevant market rates and prices such as commodity prices. DEPFA BANK defines its market risk as changes to fair value of financial instruments as a result of rate, price and volatility movements.
The Bank's market risk policies and procedures follow three core principles:

- Policy framework for all key market risk activities approved by the Board
- Market risk management is centralized in the Asset & Liability Committee and the Treasury units, managed by specialized personnel, and monitored using appropriate systems and controls,
- Market risk control function measures and monitors the risks independently of the risk-taking units.

The market risk control function has sub-categorized market risk into risk factors. The relevant risk factors for DEPFA BANK are interest rate, credit spread and foreign exchange risk. As a bank focusing on Public Sector Finance, DEPFA is not generally exposed to equity or commodity risk. With regard to foreign exchange risk, DEPFA has a strict policy that Treasury must match all foreign currency assets with liabilities in the same currency or swap out the foreign exchange exposure. Hence, the primary risk factors for the Bank are interest rate and credit spread risk.

For the quantification and control of these risks, DEPFA determines daily Value at Risk (VaR) figures in line with industry-wide practice using the variance/co-variance methodology. A ten-day holding period with a 99 % confidence interval is used to derive the calculation. The correlation and volatility frequencies for the calculation are annualized to 250 trading days. The choice of a ten-day holding period was selected to give a conservative VaR measure in relation to hedging the risk of the portfolio's positions. Senior management recognizes that VaR has certain inherent limitations. The past may not always provide a reliable indicator of future market movements and the statistical assumptions employed may understate the probability of very large market moves. For this reason additional management tools such as sensitivity measures, back-testing and stress testing are used to supplement VaR.
The following table shows VaR statistics for the year 2003 and the VaR exposure on 31 December 2003 relating to the consolidated trading books of DEPFA Group.

Interest Rate and Credit Spread Risk	10 Day 99% VaR (€ m)
Average	14.2
High	30.8
Low	6.3
31st December 2003	29.5

The average exposure in the consolidated trading books of DEPFA Group amounted to € 14.2 m and the total consolidated trading exposure never exceeded € 30.8 m throughout the year 2003.

The following table highlights the trading-related VaR exposure of the Group at the end of 2003 and compares it to the respective VaR exposure at the end of 2002. The trading VaR results for 2002 have been restated to provide comparative numbers, as last year's published trading VaR figures did not include the trading exposure of DEPFA Investment Bank Ltd. (DIBL).

Interest Rate and Credit Spread Risk	10 Day 99% VaR (€ m)
Trading Book Exposure 31st December 2003	29.5
Trading Book Exposure 31st December 2002	10.9

The following graphs show the trading VaR profiles of the trading books in DEPFA BANK plc and DEPFA Investment Bank Ltd.


DEPFA BANK plc Trading Book Average Monthly VaR (10 Day, 99% VaR) (€m)
30
25
20
15
10
5
0
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
2003


DIBL Trading Book Average Monthly VaR (10 Day, 99% VaR) (€ m)
30
25
20
15
10
5
0
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
2003

Graph 1 above highlights the average monthly VaR for the Trading Book of DEPFA BANK plc based in Dublin. As can be seen from the above graph, overall levels have remained fairly constant throughout with an overall average of € 2.5m.

Graph 2 above highlights the average monthly VaR for the Trading Books of DIBL based in Cyprus. The overall average VaR for DIBL for the year was € 13.8m with a maximum VaR during the year not exceeding € 30.5m. The VaR for DIBL comprises both interest rate and credit spread risk commensurate with the type of markets in which DIBL trades.

The risk monitoring and control of DIBL is further enhanced by additional risk-limiting measures already used in the formerly applied Capital-at-Risk methodology. Exposure is further limited by restricting the size of the balance sheet to a multiple of own funds available. Exposure sublimits depending on final maturity, rating, and currency are applied to guarantee a high degree of diversification in DIBL's portfolios.

Reports detailing the local and Group VaR as well as the limit utilization are distributed daily to senior management. The setting of risk limits is the responsibility of the Asset & Liability Committee.

Validity of the VaR Model - backtesting for the trading books in DEPFA BANK plc and DEPFA Investment Bank Ltd:

The accuracy of the Group's VaR model is calibrated by means of back testing to ensure the quality of the statistical process. This process entails the comparison of changes in portfolio value incurred against the most likely range of such changes forecasted by the VaR model. Back testing is based on the 1 day 99 % VaR figures. In this case, actual losses would not be expected to exceed the forecast by the VaR model on more than three occasions in any one year (250 trading days).
The graphical representations below show the back-testing results for the DEPFA BANK plc and DIBL trading books in 2003.

DEPFA BANK plc Trading Book Backtesting Graph 2003 (based on 1 day 99% CI) (€ m)



4
3
2
1
0
-1
-2
-3
-4
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
VaR Upper Confidence Level
VaR Lower Confidence Level
Change in Value

DIBL Trading Book Backtesting Graph 2003 (based on 1 day 99% CI) (€ m)



15
10
5
0
-5
-10
-15
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
VaR Upper Confidence Level
VaR Lower Confidence Level
Change in Value

As can be seen from the above graphs, there were only two backtesting exceptions for the trading book of DIBL – in June 2003 and October 2003 – and one backtesting exception in the trading book of DEPFA plc in June 2003. Therefore, the number of observed exceptions in both books did not exceed the number of 3 permissible exceptions in a 1 year time range.

5. Operational Risk

Operational risk is the risk of direct or indirect losses due to inadequacy or failure of internal processes, people or systems or due to external events. The objective of the Group is to minimize operational risk by:

- Documentation of all relevant policies, procedures and processes and keeping them under constant supervision
- Identification and rectification of sources of errors and weaknesses
- Employing suitably qualified and experienced personnel
- The annual appraisal process and regular review of goals and objectives
- Application of a robust and reliable system environment
- Maintaining and further developing business continuity plans and procedures
- Sound control systems

Management of operational risk is the responsibility of all operational units. The Group's Operational Risk Officer and his team analyze and monitor the operational risk profile of the Bank. Group Internal Audit provides additional independent control mechanisms.

Thorough evaluation and selection of personnel for positions, regular reviews with regard to training needs and ongoing on-the-job training are integral parts of the Group's approach to human resource management.

All major system components, such as computer hardware, communication links or trading sites are duplicated, synchronized and hosted in different locations. This is an integral part of the Group Business Continuity Plan, protecting DEPFA BANK from an externally caused major disaster.

The Group's control system relies on strict organizational independence of the monitoring and control functions, detailed segregation of functions and duties and the application of the four-eyes principal to all relevant actions and decision processes. The risk monitoring functions for credit, market and operational risk and the Compliance and Internal Audit functions are the major pillars of the Bank's control system.

The Group Internal Audit function, located in both Dublin and Frankfurt, is an independent unit established to audit and evaluate all Group activities and to add value and improve operations and procedures. Group Internal Audit reports directly to the Audit Committee.
Group Internal Audit supports the organizational units of the Group in accomplishing their objectives by bringing a systematic disciplined approach to the evaluation of the effectiveness of risk management, internal control, procedures and governance processes.
Compliance Officers located in each of DEPFA's legal entities report directly to the Group Compliance Officer located in Dublin. The Compliance function oversees the adherence to the principles set out by the Central Bank of Ireland and the other Regulatory Authorities in relation to the code of practice of Credit Institutions. The Compliance function supports the implementation of internal regulations set by the Board of Directors.

6. Liquidity Risk

Liquidity Risk is defined as the risk of being unable to fulfill current or future payment obligations in full on or at the due date. The risk drivers determining liquidity risk are:

- Liquidity of the Bank's assets
- Diversity of the sources of funds
- Increased demand for collateral

Liquidity of Assets: DEPFA BANK has highly liquid assets on its balance sheet. Liquid assets can be defined as assets that can be realized at short notice without incurring significant loss. Some 57.8% of the assets of DEPFA as at 31 December 2003 are AAA rated by External Credit Assessment Institutions whilst a further 26.4% are AA rated, reflecting the concentration on public sector lending to the top tier of sovereigns and sub-sovereigns (as defined in the credit risk section above).

Diversity of the sources of funds: DEPFA BANK is a large issuer of Pfandbriefe and Asset Covered Securities, which provide significant medium to long term financing to the Bank. In addition to the asset covered securities, the bank is also active in unsecured bearer bonds, promissory notes and commercial paper (CPs), repurchase agreements (Repos) as well as participating in money market transactions. DEPFA BANK receives deposits from other banks and directly from institutional investors worldwide. Investor categories are Central Banks, State Agencies, Supranationals, Fund Managers, Insurance Companies and Corporates.
Increased demand for collateral: As noted above DEPFA BANK has a comprehensive holding of highly-rated securities, which are available for Repo. A surplus buffer of these assets is also available to cover additional collateral calls that might be made on OTC derivative contracts.



Group Accounts 2003

Contents Group Accounts

Statement of directors' responsibilities for the US-GAAP annual report

The directors are required to prepare accounts for each financial year that give a true and fair view of the financial position of the Group and of the profit or loss and cash flows of the Group for that period. In preparing the accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Furthermore the directors are responsible for the maintenance and integrity of the DEPFA BANK plc website; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 26 February 2004

Independent Auditors' Report to the shareholders of DEPFA BANK plc

We have audited the accounts on pages 58 to 113 which comprise the Group balance sheet of DEPFA BANK plc as of 31 December 2003, the Group profit and loss account and the Group cash flow statement for the year then ended and related notes.

These accounts are the responsibility of the Company's directors and management. The directors' responsibilities in this regard are set out on page 56 in the statement of directors' responsibility for the US-GAAP annual report. Our responsibility is to express an opinion on these accounts based on our audit. This report, including the opinion, has been prepared for and only for the Company's shareholders as a body and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors and management, as well as evaluating the overall accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounts give a true and fair view of the financial position of the Company as of 31 December 2003, and of the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Dublin

Date: 26 February 2004

Group balance sheet

as at 31 December 2003 of DEPFA BANK plc

Assets (€ m)	(Notes)	31. Dec. 2003	31. Dec. 2002
Cash and balances with central banks	(1)	680	645
Loans and advances to banks	(2)	18,467	13,462
Loans and advances to customers	(3)	62,785	59,764
Debt securities and other fixed-income securities	(5)	83,369	64,566
Equities and other non-fixed income securities	(6)	57	23
Equity participations	(7)	5	7
Intangible assets	(8)	5	5
Property and equipment	(9)	16	15
Other assets	(10)	3,069	2,939
Accrued interest and prepaid expenses	(11)	5,512	4,421
Total assets		**173,965**	**145,847**

The accompanying Notes are an integral part of these Group accounts.

Shareholders' equity and liabilities (€ m)	(Notes)	31. Dec. 2003	31. Dec. 2002
Liabilities to banks	(12)	57,638	37,135
Liabilities to customers	(13)	6,898	3,554
Debt securities in issue	(14)	91,489	89,625
Other liabilities	(15)	9,515	8,244
Accrued interest and deferred income	(16)	5,399	4,752
Provisions	(17)	242	233
Hybrid capital	(18)	1,383	926
Minority interest	(19)	23	242
Total liabilities		**172,587**	**144,711**
Equity	(20)		
Subscribed capital		103	105
Capital reserve		354	396
Retained earnings		838	503
Other comprehensive income		83	132
Total equity		**1,378**	**1,136**
Total shareholders' equity and liabilities		**173,965**	**145,847**
Contingent liabilities and irrevocable loan commitments	(37)		
Contingent liabilities on guarantees and indemnity agreements		43	62
Irrevocable loan commitments		6,930	4,430

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 26 February 2004

Group profit and loss account

for the year ended 31 December 2003 of DEPFA BANK plc

€ m	(Notes)	2003	2002
Interest and similar income from			
Lending and money market business	(23)	3,303	3,546
Fixed-income securities	(23)	3,095	2,831
Interest and similar expenses	(23)	-6,039	-6,079
Net interest income		**359**	**298**
Commission income	(24)	104	42
Commission expenditure	(24)	-15	-10
Income from sale of assets	(25)	104	99
Trading result	(26)	85	-21
Other income	(27)	3	2
Operating income		**640**	**410**
General administrative expenses	(28)	-110	-91
Depreciation and amortisation of intangible assets and property and equipment		-5	-6
Other expenditure	(29)	-45	-6
Operating results before provision for loan losses		**480**	**307**
Provision for loan losses		–	–
Income before income taxes		**480**	**307**
Income taxes	(30)	-96	-59
Income after income taxes		**384**	**248**
Minority interest income	(31)	-14	-12
Group net income for the year – continuing operations		**370**	**236**
Results from discontinued operations:	(32)	–	
Operating result from discontinued operations		-10	-10
Result on disposal of discontinued operations including impairment on date of spin-off		10	-792
Group net income		**370**	**-566**

	(Notes)	2003	2002
Weighted average number of ordinary shares in circulation		34,605,772	35,301,972
Earnings per share from continuing operations (€)		10.69	6.70
Earnings per share from discontinued operations (€)		–	-22.70
Total earnings per share (€)		10.69	-16.00
Diluted earnings per share from continuing operations (€)		10.69	6.70
Diluted earnings per share from discontinued operations (€)		–	-22.70
Total diluted earnings per share (€)		10.69	-16.00

The accompanying Notes are an integral part of these Group accounts.

Director: Gerhard Bruckermann

Director: Reinhard Grzesik

Director: Prof. Dr. Frances Ruane

Company Secretary: Noel Kavanagh

Date: 26 February 2004

Group cash flow statement

for the year ended 31 December 2003 of DEPFA BANK plc

€ m	2003 Net cash flow	2002 Net cash flow
Net income for the year	**370**	**-566**
Non-cash items included in net income and reconciliation to cash flow from operating activities		
Provision for loan losses	–	-3
Depreciation and amortisation of property and equipment, financial assets and intangible assets	5	7
Net change in trading derivatives	-13	7
Deferred taxes	-22	19
Change in accrued interest income	-1,133	1,097
Change in accrued interest expenditure	690	-535
Other non cash items in discontinued operations	–	791
Other non cash items	-24	91
Subtotal	**-127**	**908**
Gain/loss on sale of available for sale securities	-45	2
Decrease/increase in other assets	446	237
Decrease/increase in other liabilities	-1,040	81
Cash flow from operating activities	**-766**	**1,228**
Property finance loan repayments	1,835	6,106
New public sector loans	-21,514	-8,437
Public sector loan repayments	15,597	8,842
Change in other loans and advances to banks and customers	-5,998	2,542
Purchase of securities available for sale and securities held to maturity	-34,535	-19,270
Sale/maturity of securities available for sale and securities held to maturity	14,383	23,213
Sale of foreclosed assets	–	43
Purchase of property and equipment and financial assets	-40	–
Sale of property and equipment and financial assets	3	84
Change in scope of consolidation including purchase of minority interest	–	-102
Cash flow from investment activities	**-30,269**	**13,021**

€ m	2003 Net cash flow	2002 Net cash flow
Issue of preferred securities	–	–
Net purchase/sale of own shares	-54	10
New issue of debt securities	72,112	70,786
Debt securities repaid	-67,741	-74,915
Other amounts raised from banks and customers	26,788	-10,803
Dividends paid	-35	-42
Cash flow from financing activities	**31,070**	**-14,964**
Cash and cash equivalents at end of previous period	**645**	**1,360**
Cash flow from operating activities	-766	1,228
Cash flow from investment activities	-30,269	13,021
Cash flow from financing activities	31,070	-14,964
Cash and cash equivalents at end of period	**680**	**645**

The accompanying Notes are an integral part of these Group accounts

Group statement of changes in shareholders' equity

€ m	Sub-scribed capital	Capital-reserve	Retained earnings	Other comprehensive Income				Total
				Unrealised gains/losses from marking-to market of securities	Unrealised result from cash flow hedges	Additional Pension Obligation	Accumu-lated effects of currency translation	
Balance at 1 January 2002	**105**	**386**	**1,750**	**-23**	**-19**		**14**	**2,213**
Group net income	–	–	-566	–	–		–	-566
Other comprehensive income	–	–	–	55	30		-14	71
Spin-off Aareal Bank AG	–	–	-639	74	15		–	-550
Comprehensive income	**–**	**–**	**-1,205**	**129**	**45**		**-14**	**-1,045**
Dividends	–	–	-42	–	–		–	-42
Sale of treasury stock	1	22	–	–	–		–	23
Purchase of shares for compensation scheme	-1	-12	–	–	–		–	-13
Balance at 31 December 2002	**105**	**396**	**503**	**106**	**26**	**–**	**–**	**1,136**
Group net income	–	–	370	–	–		–	370
Other comprehensive income	–	–	–	-21	-25	-3	–	-49
Comprehensive income	**–**	**–**	**370**	**-21**	**-25**	**-3**	**–**	**321**
Dividends	–	–	-35	–	–		–	-35
Purchase of shares for compensation scheme	-2	-52	–	–	–		–	-54
Share compensation scheme	–	10	–	–	–		–	10
Balance at 31 December 2003	**103**	**354**	**838**	**85**	**1**	**-3**	**–**	**1,378**

Notes to the Group Accounts

General principles

The Group accounts of DEPFA BANK plc for the financial year 2003 were prepared in accordance with the United States Generally Accepted Accounting Principles (US-GAAP). The Group accounts conform with the 7th Directive of the European Council in respect of group accounts for banks and financial institutions.

Irish statutory accounts

The financial information relating to DEPFA BANK plc and its subsidiaries included in this document does not comprise statutory financial statements as required by the Irish Companies Acts, 1963 to 2001. Statutory financial statements will be prepared in accordance with Irish Generally Accepted Accounting Principles (Irish GAAP) and will be filed with the Company's Annual Return and lodged with the Registrar of Companies.

(A) Basis for the Group Accounts

Accounting and valuation principles

Consolidation

All subsidiaries which are controlled by the parent company are included in the Group accounts. Equity participations are accounted for using the equity method, if the Group directly or indirectly holds between 20% and 50% of the shares of these entities and has the ability to exercise significant influence ("associated companies").

Subsidiaries acquired are consolidated using the purchase method of accounting by offsetting the acquisition cost against the fair value of the subsidiary's net assets at the time of the acquisition. Any residual positive difference arising is capitalised as goodwill. Any residual negative difference is applied as a reduction of the fair value of the assets acquired.

Funds invested in the form of investment funds are treated on a basis consistent with the consolidation of other subsidiaries.

The effect of intra-Group transactions is eliminated on consolidation.

Minority interests comprise minority shareholders' proportionate share in shareholders' equity and net income.

Scope of consolidation

The consolidation as at 31 December 2003 includes 22 (2002: 26) domestic and international subsidiaries and one trust set up to buy shares to be awarded to employees of the Group.

Through the acquisition and establishment, disposal and liquidation of direct and indirect subsidiaries, one company is consolidated for the first time and four companies are no longer consolidated.

The complete list of shareholdings is shown in Section (H).

Loans and advances

Loans and advances to banks and customers are reported at amortised cost, net of provisions. Discounts, premiums and loan origination fees and charges are amortised over the term of the loan and recorded as net interest income.

Accrued interest is calculated on a daily basis. Interest income is no longer recorded if, irrespective of the legal position, the receipt of interest is no longer deemed likely.

Loans are classified as impaired, if it is no longer considered likely that all contractually-agreed payments will be made. Payments collected on impaired loans are recorded as fees or interest income as long as such receivables are still outstanding. Thereafter, any payments are applied against the outstanding loan principal.

Provision for loan losses

The Group considers the risks inherent in on-balance sheet and off-balance sheet lending operations and provisions are set up for all probable losses. Losses which exist at the balance sheet date, but have not been specifically identified, are provided for in the loan loss provision.

Specific loan loss provisions

Management review individual loans periodically, and specific loan loss provisions are determined for losses which exist at the balance sheet date taking into account a number of factors including the financial position of the borrower, expected cash-flows, the value and recoverability of the collateral, and industry-related and macro-economic factors.

The property lending portfolio is secured by a charge over the properties and by guarantees from third party banks, including Aareal Bank AG. The requirement for specific property loan loss provisions is determined by considering the fair value of the total collateral.

Specific loan loss provisions are released as soon as the grounds for impairment no longer apply. Loans and advances are written off, if the probability of the loan or advance not being repaid borders on certainty.

General loan loss provisions

General loan loss provisions are set up for losses which exist at the balance sheet date in loan portfolios where individual loan impairments have not been identified. The general loan loss provisions are determined by taking into account the Group's historical loan loss data, developments in the overall loan portfolio, the general financial position of borrowers and overall economic factors.

Securities

Securities are classified into three categories depending on the purpose of the holding – held to maturity, available for sale, and trading. Available for sale and trading securities are carried at fair value, with fair value movements being reflected in other comprehensive income and the profit and loss account respectively. Discounts and premiums arising on the purchase of held to maturity and available for sale securities are amortised over the period to maturity and are reflected in net interest income. Securities are reviewed for other than temporary falls in value of available for sale and held to maturity securities at the balance sheet date. In the event that the cost of securities exceeds the current market value, any impairment which is other than temporary is recorded in the profit and loss account.

Securities which are legally transferred to third parties by repurchase agreements continue to be recorded on the balance sheet, provided that the Group still controls these securities in accordance with the criteria set out in SFAS 140. Securities borrowed are only accounted for as securities on the balance sheet if they represent a real purchase (i.e. where the assignor of collateral loses his power of disposal). In general, repurchase agreements and pledges effected within the Group do not represent real purchases.

Held to maturity securities

Securities which the Group intends and has the ability to hold until maturity are classified as held to maturity and carried at amortised cost.

Available for sale securities

Available for sale securities are held for indefinite periods of time, or for liquidity management purposes. Such securities are valued at fair value. Unrealised gains and losses are recorded in other comprehensive income, net of deferred taxes. The fair value adjustment referable to hedged risk in available for sale securities is recorded in the trading result in the profit and loss account rather than other comprehensive income (see derivative financial instruments below). Amortisation of premiums and discounts are recorded in net interest income. Valuation gains or losses recorded in other comprehensive income will be reclassified to the profit and loss account upon disposal of the securities.

Trading securities

Securities that are to be sold in the short term are carried at fair value in the balance sheet. Realised and unrealised gains or losses are recorded in the trading result in the profit and loss account.

Derivative financial instruments

As of 1 January 2001, the Group applied SFAS 133 (Accounting for Derivative Instruments and Hedging Activities), as amended by SFAS 137, SFAS 138 and SFAS 149.

Derivative financial instruments used for hedging purposes

The majority of the derivative transactions carried out by the Group are for the purpose of reducing risk. They include, in particular, interest rate swaps, cross-currency swaps, interest rate options and foreign exchange forwards.

Most of these derivatives are accounted for as one-to-one or portfolio hedges under US-GAAP in accordance with the provisions of SFAS 133. All derivative transactions are accounted for at fair value.

Derivatives use to hedge the market value of assets or liabilities are accounted for as fair value hedges, and derivatives used to hedge estimated future cash flows are accounted for as cash flow hedges.

Cash flows arising from net interest on a hedging derivative are recognised in the same way as the net interest income from the underlying hedged transaction. Accruals are recorded under accrued interest and prepaid expenses or accrued interest and deferred income, respectively.

Fair value hedge

Changes in the market value of derivatives are recorded in the trading result in the profit and loss account, together with the market value changes relating to the hedged risk of the underlying transaction. Hedge ineffectiveness is reported in the trading result.

If a hedging relationship ceases to be effective or the derivative is terminated, the adjustment to the book value of the underlying transaction is amortised to interest over the remaining life of the underlying.

Cash flow hedge

The derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into earnings in the same periods in which the forecasted transaction affects earnings. Hedge ineffectiveness is recorded in the trading result.

Derivative financial instruments classified as part of the trading portfolio

Some derivatives, while being economic hedges, do not meet detailed hedge accounting criteria under US-GAAP. These derivatives are accounted for as part of the trading portfolio, and are carried at fair value, with any gains or losses recorded in the profit and loss account, and recognised under other assets or liabilities. Interest income and expenditure on these derivatives is recorded in the trading result.

Equity participations

SFAS 115 does not apply to equity participations held by the Group as these participations are not listed on any exchange. Equity participations are valued at cost.

Intangible assets

– Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share in net assets at the date of acquisition.

Goodwill arising on acquisitions is capitalised as an intangible asset and tested for impairment at least once a year.

– Costs of developing computer software

DEPFA developed proprietary software which is capitalised in accordance with SOP 98-1. Expenditure on project development is capitalised and amortised on a straight-line basis over the estimated useful life of such software. Development costs of proprietary computer software are recorded as intangible assets.

Property and equipment

Property and equipment are stated at the cost of acquisition or construction, less depreciation. Property and equipment are depreciated over the estimated useful lives. The estimated useful lives of property and equipment are set out below:

Estimated useful life, in years	
Buildings	25–50
IT-equipment	3
Bought-in software	3
Fixtures and fittings	
Furniture, fixtures and office equipment	10
Machinery and equipment	5
Vehicle fleet	5

The useful life of an asset is determined by taking into account the physical life of the asset, technical obsolescence and other factors. Fixed assets are also reviewed for impairment. Leasehold improvements are depreciated over the shorter of the term of the lease (taking into account extension options) or their useful life.

Subsequent costs of acquisition or manufacture are capitalised where an additional economic benefit arises. Maintenance expenditure on property and equipment is fully charged to expenditure in the year it is incurred.

Assets are recorded as property and equipment where they are used in the Group's operating business. Property and equipment used for rental purposes are recorded as other assets.

Leasing

The Group's lease contracts are accounted for in accordance with the economic risks and rewards implicit in the lease. Rents under leases where the risks and rewards associated with the leased item remain with the lessor (operating leases) are treated by the Group as rental expense.

Foreclosed assets

Property foreclosed on foot of loan agreements is intended for sale, and is reported under other assets (foreclosed assets). It is carried at the lower of cost or fair value, less costs expected to be incurred upon the sale. Fair value is determined by a certified independent expert on the basis of a fully-capitalised earnings value. Income and expenditure relating to such properties are reported in the profit and loss account.

Financing costs

Financing costs for fixed assets are capitalised in accordance with the requirements of SFAS 34 for the period in which assets are produced.

Liabilities

Liabilities are stated at amortised cost. The difference between this amount and the nominal value is amortised or accreted over the life of the instrument and recorded as interest expense. Registered securities are reported with bearer debentures under debt securities in issue. Liabilities from short sales of securities are valued at fair value and recorded under other liabilities.

Provisions for commitments

Provisions are made for commitments to third parties if utilisation of the commitment is probable and the anticipated amount can be reasonably estimated.

Provisions for pensions and similar obligations

The Group operates two types of pension schemes – defined benefit schemes and defined contribution schemes. The costs of the defined contribution schemes are charged to the profit and loss account in the period in which they are incurred. The Group provides for its obligations under the defined benefit pension scheme at the year-end. Benefits under the pension scheme are based on employees' pensionable income in the last year of their employment, and on the total pensionable years' service within the Group at the time of retirement.

The provision for pensions and similar obligations is valued on the basis of the projected unit credit method. Profit and loss account charges include the present value of pension benefits earned in the financial year and the imputed interest charge on benefits earned at the end of the previous year.

Deferred taxes

Deferred taxes are recorded for temporary differences between the carrying amounts of individual assets and liabilities for financial reporting purposes and those for tax reporting purposes. Deferred tax liabilities are recorded for differences which, when reversed at a later date, will result in a higher tax charge. Deferred tax assets are recorded for those differences which, when reversed, will result in a tax credit. In addition, deferred tax assets are created for losses carried forward for tax purposes. The value of deferred tax assets is reviewed on a regular basis and valuation allowances are made, if applicable.

Deferred taxes are calculated at the local tax rates which are currently expected to apply when the difference reverses. Deferred taxes are adjusted in the event of a legally-promulgated change in tax rates.

Currency translation

Assets and liabilities denominated in foreign currencies are valued at the appropriate spot or forward rate of exchange ruling at the balance sheet date. Profits and losses arising from these translations are included in the profit and loss account in other income and expenses.

The accounts of foreign subsidiaries with functional currencies other than the euro are translated into euro. Balance sheet amounts are translated at the exchange rates ruling on the balance sheet date, and the income and expenditure amounts are translated at the average exchange rate for the year. Translation differences arising on the net investment in these foreign subsidiaries are recorded in other comprehensive income.

Earnings per share

Earnings per share is determined in accordance with SFAS 128. On 15 March 2002, 98.06% of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35,301,972 shares in DEPFA BANK plc. This share exchange was treated under US-GAAP as a transaction under common control, and the Group accounts for all periods presented have been restated to reflect this new capital structure. Accordingly, the weighted average number of shares outstanding has also been calculated based on the new capital structure.

The effects of rights which may be exchanged for equity are taken into account in determining diluted earnings per share. Earnings per share from continuing operations is presented separately.

Estimates

Certain estimates and assumptions are made in the preparation of the Group accounts. These affect the reported amounts of assets and liabilities and contingent liabilities as at the balance sheet date and the reported amounts of income and expenditure during the year. Actual results could differ from those estimates.

Preferred share structures

Preferred share structures have been accounted for in accordance with FIN 46 R (consolidation of variable interest entities), which was issued on 24 December 2003. In accordance with FIN 46 R, the Group deconsolidated certain trust structures set up to issue preferred shares as at 31 December 2003 on a prospective basis. The liabilities under these structures are accounted for as subordinated debt as at 31 December 2003. The comparatives have not been restated.

New accounting standards adopted in 2003

Statement of Financial Accounting Standards No. 149 – Amendment of FASB Statement 133

SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133.

Loan commitments relating to the origination of mortgage loans that will be held for sale are within the scope of SFAS 133 for the issuer. The issuer of commitments to originate mortgage loans that will be held for investment purposes, as well as the issuer of commitments to originate other types of loans are not subject to SFAS 133. The holder of any commitment to originate a loan is not subject to SFAS 133.

Embedded derivatives in which the underlying is an interest rate or interest rate index (i.e. caps and floors) are not considered clearly and closely related if (1) there is a possible future interest rate scenario under which the embedded derivative would at least double the investor's initial rate of return on the host contract, and (2) under each of these possible scenarios, the embedded derivative would at the same time result in at least twice the current market return for a contract that has the same terms as those of the host contract and that involves a debtor that has a credit quality similar to the credit quality that the issuer had at the contract's inception.

The application of this statement did not have a material effect on the Group accounts.

Statement of Financial Accounting Standards – No. 150 Financial Instruments with Characteristics of both Liabilities and Equity

This Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that those instruments be classified as liabilities (or assets in certain circumstances).

SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments:

- Mandatorily redeemable shares are required to be redeemed at a specified or determinable date or upon an occurance of a specified event.
- Put options and forward purchase contracts settled by issuing a variable number of its shares, or other equity instruments based solely on something other than the issuer's own equity shares.
- Certain obligations that can be settled with shares, the monetary value of which is (i) fixed, or (ii) varies inversely with the value of the issuer's shares.

The application of this statement did not have a material effect on the Group accounts.

FAS Interpretation No. 45 – Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others

FIN 45 addresses the guarantor's accounting and disclosure requirements for guarantees. Certain types of guarantees must be recognised as a liability at fair value and disclosed (e.g. indirect guarantees of other's indebtedness). Other types of guarantees require disclosure only. Some guarantees are scoped out altogether (e.g. loan commitments).

The application of this statement did not have a material effect on the Group accounts.

FAS Interpretation No. 46 – Consolidation of Variable Interest Entities

FIN 46 was issued in January 2003 and was revised in December 2003. It is effective for all variable interests in Variable Interest Entities (VIE) created after 31 January 2003. For VIE´s created before that date, the requirements are effective from 1 January 2004. FIN 46 requires certain transitional disclosures to be made immediately if it is reasonably possible that an entity will consolidate or disclose information about VIE´s when FIN 46 becomes effective. FIN 46 defines a VIE as an entity where either the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or the equity investors lack any one of the following:

1. the ability to make decisions about an entity´s activities
2. the obligation to absorb losses of the entity
3. the right to receive residual returns of the entity

VIE´s are required to be consolidated by the primary beneficiary, which is the party that absorbs the majority of the entity´s expected losses, expected gains, or both. FIN 46 R has been applied prospectively from 31 December 2003.

New accounting principles under US GAAP which will be effective for next year

It is not envisaged that there will be any material impacts on the Group accounts resulting from new accounting principles under US GAAP which will be effective next year.

(B) Notes to the Group balance sheet

(1) Cash and balances with central banks

€ m	31 Dec. 2003	31 Dec. 2002
Cash on hand	–	–
Balances with central banks	680	645
Total	**680**	**645**

Drawing restrictions of € 440 million (2002: € 415 million) apply to minimum reserve obligations.

(2) Loans and advances to banks

€ m	31 Dec. 2003	31 Dec. 2002
Public sector loans	7,156	6,164
Other loans and advances	11,266	7,274
Net deferred items	45	24
– of which premiums	45	24
– of which discounts	–	–
Total	**18,467**	**13,462**
Of which repayable on demand	173	797

Other loans and advances to banks include term deposits of € 4,657 million (2002: € 4,373 million) and accounts receivable from reverse repurchase agreements of € 235 million (2002: € 253 million). Net deferred items are amortised over the term of the respective loan, through net interest income.

Included within other loans and advances to banks is € 10 million (2002: € 7 million) in restricted assets held by the DEPFA BANK plc Deferred Stock Trust for the purchase of shares due to employees under the share scheme (see note 20)

(3) Loans and advances to customers

€ m	31 Dec. 2003	31 Dec. 2002
Public sector loans	57,289	53,008
Property loans	4,036	5,787
Other loans and advances	1,346	1,019
Net deferred items	226	92
– of which premiums	236	118
– of which discounts	-10	-26
Loans provision for loan losses	-112	-142
Total	**62,785**	**59,764**

Other loans and advances to customers include term deposits of € 43 million (2002: € 148 million). Net deferred items are amortised over the term of the respective loans, through net interest income.

The Group has entered into an agreement with Aareal Bank AG whereby the above property loans will be sold to Aareal Bank AG. € 1.2 billion of these loans were disposed of under this agreement in 2003. The Group has also entered into a guarantee agreement with Aareal Bank AG in respect of certain of these property loans.

Securitisation

The credit risk inherent in three property loan sub-portfolios was transferred via credit derivatives, by means of the following synthetic securisation transactions:

€ m	Year	On balance sheet amount 31 Dec. 2003
MedHome 2001	2001	381
ProvideHome 2002-1	2002	1,071
ProcessHome 2003	2003	336
Total		1,788

The loans relating to these portfolios are accounted for in the balance sheet of the Group.

(4) Provision for loan losses

Provisions for loan losses in the on-balance sheet lending business amount to:

€ m	Specific loan loss provisions		General loan loss provisions		Total	
	2003	2002	2003	2002	2003	2002
Balance at 1 Jan.	**142**	**728**	**–**	**73**	**142**	**801**
Additions						
Provisions for loan losses charged to the profit and loss account	–	–	–	–	–	–
Reductions						
Transfers	-30	-491	–	-70	-30	-561
Charge-offs	–	-95	–	-	–	-95
Recoveries	–	–	–	-3	–	-3
Balance at 31 Dec.	**112**	**142**	**–**	**–**	**112**	**142**

No loan loss provisions were created in respect of other credit commitments (2002: nil) or for country risks (2002: nil).

The specific loan loss provisions relate to property loans.

As a result of guarantees from Aareal Bank AG, the Group is refunded the interest refinancing expense on property loans, independent of payments made by customers. As a result, there is no interest income lost from non-interest earning loans (2002: nil).

Impaired loans are analysed as follows:

€ m	31 Dec. 2003	31 Dec. 2002
Loans in respect of which provisions for loan losses were set aside	698	815
Total	**698**	**815**
Provisions for loan losses on impaired loans	112	142
Annual average balance of impaired loans	757	1,551
Interest income recognised on impaired loans during the year	16	8

Impaired loans relate to property loans.

(5) Debt securities and other fixed-income securities

Securities are classified as:

€ m	31 Dec. 2003	31 Dec. 2002
Held to Maturity	–	59
Available for Sale	82,824	63,925
Trading	545	582
Total	**83,369**	**64,566**

Revenue from the sale of available for sale securities amounted to € 14,383 million (2002: € 23,213 million) of which realised profits account for € 62 million (2002: € 8 million) and realised losses account for € 17 million (2002: € 10 million).

On the sale or transfer of a security, the amount of the gain or loss on the disposal to be transferred out of other comprehensive income is calculated by reference to the weighted average amortised cost of the security.

Net unrealised gains on trading securities amounted to € 5 million (2002: € nil).

Held to maturity securities with a book value of € 41 million were transferred to the available for sale portfolio, and held to maturity securities with a book value of € 4 million were sold, both due to a deterioration in the creditworthiness of the issuers. These transactions resulted in no realised gains or losses.

Available for sale securities with a market value of € 61 million were transferred to the trading portfolio in 2003. These transactions resulted in a gain of € 3 million which has been included in other comprehensive income.

Maturity profile

The following schedule presents the contractual maturity profile of debt securities and other fixed-income securities on 31 December 2003. Actual residual maturities may differ from agreed residual maturities, if debtors are entitled to early termination or repayment of the security.

€ m	Book value	Market value
Trading		
Due within one year	–	–
Due within 1–5 years	132	132
Due within 5–10 years	207	207
Due after 10 years	206	206
Total	**545**	**545**
Available for Sale		
Due within one year	4,971	4,971
Due within 1–5 years	17,105	17,105
Due within 5–10 years	21,697	21,697
Due after 10 years	39,051	39,051
Total	**82,824**	**82,824**

Amortised cost, fair value and unrealised gains and losses from the Group's debt securities and other fixed-income securities are presented in the following table:

€ m	31 Dec. 2003				31 Dec. 2002			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Held to Maturity								
Government and other public sector bonds	–	–	–	–	59	–	–	59
Total	**–**	**–**	**–**	**–**	**59**	**–**	**–**	**59**
Available for Sale								
Government and other public sector bonds	29,182	2,872	77	31,977	21,745	2,259	4	24,000
Local government bonds	31,773	1,341	174	32,940	22,801	1,396	8	24,189
Corporate bonds	3,079	184	10	3,253	1,629	143	1	1,771
Other bonds and notes	14,259	503	108	14,654	13,340	636	11	13,965
Total	**78,293**	**4,900**	**369**	**82,824**	**59,515**	**4,434**	**24**	**63,925**
Total	**78,293**	**4,900**	**369**	**82,824**	**59,574**	**4,434**	**24**	**63,984**

The movement in debt securities held to maturity during the financial year was as follows:

€ m	Book value
At 1 January 2003	59
Exchange rate fluctuations	-2
Additions	–
Disposals	-4
Redemptions and maturities	-12
Reclassification	-41
Results from disposals	–
Amortisation of premiums/discounts	–
At 31 December 2003	**–**

Repurchase agreements and pledges

As at 31 December 2003, debt securities and other fixed-income securities included securities sold under repurchase agreements with a book value of € 39.9 billion (2002: € 26.3 billion), of which € 5.5 billion were attributable to securities pledged to central banks (2002: € 2.4 billion) and € 34.4 billion (2002: € 23.9 billion) to securities sold under repurchase agreements with non-central banks.

(6) Equities and other non-fixed income securities

Amortised cost, fair value and unrealised gains and losses on equities and other non fixed-income securities are presented in the following table:

€ m	31 Dec. 2003				31 Dec. 2002			
	Amortised cost	Unrealised profit	Unrealised loss	Fair value	Amortised cost	Unrealised profit	Unrealised loss	Fair value
Trading	7	2	–	9	1	–	–	1
Available for Sale	46	2	–	48	22	–	–	22
Total	**53**	**4**	**–**	**57**	**23**	**–**	**–**	**23**
– of which negotiable on the stock exchange				1				1
– of which listed on the stock exchange				4				1

These securities have no fixed final maturity.

(7) Equity participations

€ m	Cost					Depreciation		Book value	
	1 Jan. 2003	Additions	Disposals	Transfers	31 Dec. 2003	Current year	Accumu-lated	31 Dec. 2003	31 Dec. 2002
Shares in affiliated companies	–	–	–	–	–	–	–	–	–
Equity participations	9	–	–	–	9	2	4	5	7
of which valued at equity € nil (2002: nil)									
Equity participations	**9**	**–**	**–**	**–**	**9**	**2**	**4**	**5**	**7**

(8) Intangible assets

€ m	Cost					Amortisation		Book value	
	1 Jan. 2003	Additions	Disposals	Transfers	31 Dec. 2003	Current year	Accumu-lated	31 Dec. 2003	31 Dec. 2002
Goodwill	5	–	–	–	5	–	–	5	5
Intangible assets	**5**	**–**	**–**	**–**	**5**	**–**	**–**	**5**	**5**

(9) Property and equipment

Property and equipment includes land, buildings, fixtures and fittings used by the Group in whole or in part.

€ m	Cost					Depreciation		Book value	
	1 Jan. 2003	Additions	Disposals	Transfers	31 Dec. 2003	Current year	Accumu-lated	31 Dec. 2003	31 Dec. 2002
Land and property	–	2	–	–	2	–	–	2	–
Fixtures and fittings	23	4	–	–	27	5	13	14	15
Property and equipment	**23**	**6**	**–**	**–**	**29**	**5**	**13**	**16**	**15**

There were no leased items at year end (2002:nil).

(10) Other assets

This item comprises:

€ m	31 Dec. 2003	31 Dec. 2002
Derivatives with positive market values	3,027	2,882
Deferred tax assets	4	–
Other assets	38	57
Total	**3,069**	**2,939**

(11) Accrued interest receivable, deferred interest and prepaid expenses

€ m	31 Dec. 2003	31 Dec. 2002
Accrued interest	5,508	4,420
Deferred interest and prepaid expenses	4	1
Total	**5,512**	**4,421**

(12) Liabilities to banks

€ m	31 Dec. 2003	31 Dec. 2002
Deposits	13,640	8,929
Other liabilities	44,000	28,209
Net deferred items	-2	-3
Total	**57,638**	**37,135**
Of which repayable on demand	535	1,399

Deposits include term deposits of € 13,106 million (2002: € 7,918 million). Other liabilities mainly include borrowings under repurchase agreements of € 41,517 million (2002: € 26,300 million), other loans, and other liabilities arising from syndicated and lending transactions.

(13) Liabilities to customers

€ m	31 Dec. 2003	31 Dec. 2002
Deposits	4,956	2,180
Other liabilities	1,961	1,373
Net deferred items	-19	1
Total	**6,898**	**3,554**
of which due on demand	14	4

Deposits include term deposits of € 3,829 million (2002: € 650 million). Other liabilities mainly include other liabilities from issuing and lending activities.

(14) Debt securities in issue

€ m	31 Dec. 2003	31 Dec. 2002
Debt securities issued		
Public sector covered bonds	64,446	58,222
Interest rates between 0.6 % and 13 %, maturity until 2048		
– including registered public sector covered bonds € 2,936 (2002: € 2,519)		
Other covered bonds	1,361	2,238
Interest rates between 1.9 % and 7.94 %, maturity until 2012		
– including registered mortgage covered bonds € 1,068 (2002: € 1,807)		
Other debt securities	6,517	9,103
Interest rates between 0.01 % and 12.0 %, maturity until 2035		
Money market securities	20,299	20,351
interest rates between 0.12 % and 5.47 %, maturity until 2004		
Net deferred items	-1,134	-289
Total	**91,489**	**89,625**

Interest rates and times to maturity are those applicable at 31 December 2003.

The remaining times to maturity of debt securities in issue comprise:

€ m	31 Dec. 2003	31 Dec. 2002
Residual maturity		
Less than 3 months	15,618	25,026
3 months –1 year	13,435	9,316
1–2 years	9,079	9,009
2–3 years	5,785	8,263
3–4 years	6,029	4,907
4–5 years	13,187	6,673
> 5 years	28,356	26,431
Total	**91,489**	**89,625**

At the balance sheet date, restricted assets of a nominal value of € 65 billion (2002: € 59 billion) were entered on the trustee register as collateral for covered bonds. Repurchased own issues with a nominal value of € 1.1 billion (2002: € 1.1 billion) are deducted from the issued volume.

(15) Other liabilities

This item comprises:

€ m	31 Dec. 2003	31 Dec. 2002
Derivatives with negative market values	9,297	7,837
Other liabilities	218	407
Total	**9,515**	**8,244**

Other liabilities mainly include liabilities from short positions, outstanding taxes not related to income, and trade creditors.

(16) Accrued interest payable, deferred interest and deferred income

This item comprises:

€ m	31 Dec. 2003	31 Dec. 2002
Accrued interest	5,393	4,438
Deferred interest and deferred income	6	314
Total	**5,399**	**4,752**

(17) Provisions

€ m	31 Dec. 2003	31 Dec. 2002
Provisions for pensions and similar obligations	54	48
Tax provisions and deferred taxes	142	145
Other provisions	46	40
Total	**242**	**233**

Provisions for pensions and similar obligations

The Group operates a number of pension schemes. The schemes include defined benefit as well as defined contribution schemes. Pension provisions are set up for defined benefit schemes. The defined benefit scheme is unfunded.

Pension commitments relate to commitments arising from the Group's pension schemes and from special agreements with the executives.

The defined benefit calculations are based on a discount rate of 5.5 % (2002: 5.5 %), an average salary increase rate of 2.5 % (2002: 2.5 %) and a periodic adjustment of 2.0 % (2002: 2.0 %) as well as an inflation rate of 2.0 % (2002: 2.0 %). Actuarial calculations are performed annually. The calculations are carried out using the Heubeck tables of 1998.

Composition of pension expenditure:

€ m	2003	2002
Service cost (expenditure for benefits earned during the year)	–	1
Interest cost (imputed interest expenditure on benefits already earned)	3	3
Redemption of transition balance from the first time adoption SFAS 87	1	1
Pension expenditure	**4**	**5**

The actuarial value of the pension obligations developed as follows:

€ m	2003	2002
Present benefit obligation (present value of benefits taking future salary increases into account) as at 1 January	51	128
Service cost (expenditure for benefits earned during the year)	–	1
Interest cost (imputed interest expenditure on benefits already earned)	3	3
Reduction in obligation from disposal of group companies	–	-78
Adjustment due to unrealised actuarial losses	5	–
Benefit payments	-4	-3
Present benefit obligation as at 31 December	**55**	**51**

Under US-GAAP regulations the present benefit obligation is not identical with the provision reported on the balance sheet.

There are no charges on individual assets to cover pension obligations.

Tax provisions and deferred taxes

The Group's income taxes refer to Ireland, Germany and other countries as follows:

€ m	2003	2002
Current taxes		
Ireland	12	1
Germany	100	98
Other countries	2	–
Deferred taxes		
Ireland	1	2
Germany	2	22
Other countries	25	22
Total	**142**	**145**

The table below discloses a reconciliation between the charge in the profit and loss account and the tax which would arise on net income from continuing operations if it were taxed at the Group's standard rate of tax of 10% (2002: 10%). The Group's standard rate of tax is based on the current applicable tax rate in Ireland for the Group.

€ m	2003	2002
Net income before taxes	480	307
Taxes on net income before taxes	48	31
Effect of different tax rates in Ireland (income taxes)	1	–
Effect of different tax rates in other countries (income taxes)	43	30
Deferred taxes	7	–
Effect of different tax rates in other countries (deferred taxes)	-3	-2
Actual income taxes reported in the profit and loss account	**96**	**59**

No losses carried forward were taken into account in the determination of deferred tax assets (2002: nil).

The deferred tax assets and/or deferred tax liabilities result from different valuation principles for tax purposes for the following balance sheet items:

€ m	2003	2002
Loans and advances	1	19
Securities	3	–
Derivatives	706	514
Debt securities in issue	22	18
Pension provisions	8	3
Other provisions	28	23
Deferred tax assets	**768**	**577**
Loans and advances	58	98
Securities	381	497
Derivatives	331	24
Debt securities in issue	20	–
Other provisions	2	2
Other liabilities	–	2
Deferred tax liabilities	**792**	**623**

After setting off claims and liabilities to the same tax authority, deferred tax assets and deferred tax liabilities are recorded as follows:

€ m	31 Dec. 2003	31 Dec. 2002
Deferred tax assets	4	–
Deferred tax liabilities	28	46

Other provisions

€ m	31 Dec. 2003	31 Dec. 2002
For administrative expenditure	37	37
In the lending business	9	3
Total	**46**	**40**

(18) Hybrid capital

Hybrid capital comprises subordinated liabilities and profit-participation certificates, which from a regulatory perspective are considered quasi-equity. However, these items are accounted for as liabilities rather than shareholders' equity. Hybrid capital comprises the following:

€ m	31 Dec. 2003	31 Dec. 2002
Subordinated debt	520	63
Profit-participation certificates	863	863
Total	**1,383**	**926**

Subordinated debt

The aggregate expenditure from interest payments on the subordinated debt amounted to € 13 million (2002: € 11 million).

DEPFA is obliged to pay a coupon on the principal amounts, and has the option to call the amounts after 5 years from the issue date.

In accordance with FIN 46 R (consolidation of variable interest entities), the Bank has deconsolidated certain trust structures set up to issue preferred shares. As a result, the external liabilities under these structures as at 31 December 2003 are shown in subordinated debt, amounting to € 520 million. The comparatives have not been restated, and have been shown under minority interest (see note 19).

Profit-participation certificates

The profit participation certificates qualify as Tier 2 regulatory capital under regulations of the Irish Financial Services Regulatory Authority. They consist of the following issues:

Year of issue	Nominal amount € million	Issuer	Currency	Interest rate in %	Maturity date
1986	102	DEPFA Deutsche Pfandbriefbank AG	€	7.50	31. Dec. 2010
1994	256	DEPFA Deutsche Pfandbriefbank AG	€	6.50	31. Dec. 2008
1996	383	DEPFA Deutsche Pfandbriefbank AG	€	7.65	31. Dec. 2011
2000	122	DEPFA Deutsche Pfandbriefbank AG	€	7.44 – 7.82	from 31. Dec. 2009
Total	**863**				

Interest expenditure on participation certificates amounted to € 63 million.

(19) Minority interest

€ m	31 Dec. 2003	31 Dec. 2002
Preference share capital	–	220
Minority interest in group equity	23	22
Total	**23**	**242**

The minority interest in group equity relates to the minority interest created in DEPFA Deutsche Pfandbriefbank AG under the Group restructuring in 2002.

In accordance with FIN 46 R (consolidation of variable interest entities), the Bank has deconsolidated certain trust structures set up to issue preferred shares. As a result, the external liabilities under these structures are shown as subordinated debt (see note 18), rather than as minority interest as in 2002. The comparatives have not been restated.

(20) Equity

Authorised Capital

The total authorised share capital of DEPFA BANK plc is € 130,000,002 divided into 43,333,334 ordinary shares of € 3 each. At 31 December 2003, the issued capital of DEPFA BANK plc amounted to € 106 million. It consists of 35,301,972 unit shares, which each carry one vote.

On 16th December 2002 DEPFA BANK plc established a trust in favour of the Group employees and directors as part of the deferred stock plan of the DEPFA BANK Incentive Compensation Programme (the "Scheme"). On 31 December 2003 the Trust held 1,127,829 shares on behalf of the Group employees and directors for stock awards made and for future awards.

Retained earnings

€ m	31 Dec. 2003	31 Dec. 2002
1 January	**503**	**1,750**
Group net income	370	-566
Spin off of Aareal Bank AG	–	-639
Dividends	-35	-42
31 December	**838**	**503**

Shareholders holding more than 5% of the issued share capital consist of:

	31 Dec. 2003
The Capital Group Companies, Inc.	6.872 %

The above company increased its shareholding to 7.133% on 12 January 2004.

Dividend payments

DEPFA BANK plc will make a dividend payment of € 1.20 per share in the first half of 2004.

Incentive Compensation Programme

In 2002, the Group established an Incentive Compensation Programme (the "Scheme") under which the Compensation Committee are entitled to pay an annual cash bonus and to make awards of restricted shares to employees and directors of the Group.

In conjunction with the formation of the Scheme, the Group established a Trust that will be used to purchase shares of DEPFA BANK plc with funds provided by the Group (see Authorised Capital note above). Shares purchased will be held for the benefit of employees until the satisfaction of the associated vesting requirements.

The Scheme authorises the granting of restricted shares to be held by the Trust, until vesting conditions specified by the Group are satisfied. The restricted shares carry no voting rights, but are entitled to receive dividends as and when declared. Restricted shares are awarded for no consideration, and are subject only to continued employment over the three-year vesting period. Dividends declared during the vesting period will be used to purchase additional shares in DEPFA BANK plc, which will vest three years from the date of the award.

In February 2003, the group awarded 452,100 shares to employees and directors at a weighted average grant date fair value of € 18 million. Compensation cost of € 10 million has been recognised in 2003 relating to this award, with the remainder to be recognised over the vesting period.

In January 2004, the group awarded an additional 328,010 shares to employees and directors. The weighted average grant date fair value of these shares amounted to € 38 million and is determined by the market price of the award on the date it was granted. No compensation cost for this award has been recognised in 2003. The compensation cost of € 38 million will be recognised over the vesting period (3 years) subject to future forfeitures or additional awards.

Components of other comprehensive income

The components of other comprehensive income are as follows:

€ m	2003			2002		
	Before taxes	Tax effect	Net	Before taxes	Tax effect	Net
Effects from marking securities to market						
Changes in unrealised gains/losses	19	-5	14	82	-19	63
Realised gain/loss	-45	10	-35	2	-10	-8
Total gain/loss	-26	5	-21	84	-29	55
Gain/Loss from derivatives	-42	17	-25	49	-19	30
Difference from currency translation	–	–	–	-14	–	-14
Effects from spin-off of Aareal Bank AG						
Changes in unrealised gains/losses on securities	–	–	–	124	-50	74
Changes in gains/loss from derivatives	–	–	–	25	-10	15
Additional pension obligation	-5	2	-3	–	–	–
Total	**-73**	**24**	**-49**	**268**	**-108**	**160**

The unrealised gain/(loss) on cash flow hedges is transferred to the profit and loss account when the cash flow from the underlying transaction affects the profit and loss account. During the next 12 months, € -3 million (2002: € 10 million) is expected to be transferred from other comprehensive income to the profit and loss account.

(21) Residual maturity of assets and liabilities

€ m	Residual maturity				
Items as at 31 Dec. 2003	up to 3 months	Between 3 months and 1 year	Between 1 year and 5 years	Over 5 years	Total
Loans and advances to banks	6,863	5,306	2,403	3,895	18,467
Loans and advances to customers	3,507	4,504	20,573	34,201	62,785
Debt securities and other fixed-income securities	2,583	2,388	17,237	61,161	83,369
Liabilities to banks	42,250	14,023	763	602	57,638
Liabilities to customers	5,511	431	746	210	6,898
Debt securities in issue					
Debt securities issued	1,015	7,777	34,058	28,340	71,190
Money market securities in issue	14,603	5,658	22	16	20,299

(22) Assets and liabilities in foreign currency

At the balance sheet date, the total amount of assets denominated in foreign currency amounted to the equivalent of € 44.3 billion, and liabilities denominated in foreign currency amounted to the equivalent of € 46.6 billion. The difference was almost entirely covered by forward foreign exchange transactions and currency swaps.

(C) Notes to the Group profit and loss account

Continuing and discontinued operations

The re-organisation of DEPFA Group in 2002 included the transfer of certain assets and operating entities to Aareal Bank AG and the disposal of Aareal Bank AG to the Group's shareholders. The income and expenses arising from these assets and operations up to their disposal date and the loss/impairment on disposal are included in the Group's profit and loss account but separately disclosed as relating to discontinued operations. The tax effects of these results are also disclosed within discontinued operations. The Group entered into an agreement for the sale of all residual property loans to Aareal Bank AG in the future. The income and expenses arising from loans sold in 2002 and 2003 are included in discontinued operations. In accordance with SFAS 144 the income and expenses relating to loans which will be sold in 2004 and afterwards are accounted for as continuing operations.

The comparatives disclose the profit/loss relating to the above as discontinued operations. No other discontinued operations existed in the prior year.

All other profit and loss items relate to continuing operations.

(23) Net interest income

€ m	2003	2002
Interest income from public finance	2,914	3,270
Interest income from other lending business and money market transactions including property finance	389	276
Interest income from fixed-income securities	3,095	2,831
Total Interest Income	**6,398**	**6,377**
Interest expenditure for		
Asset-covered bonds	2,811	3,148
Other debt securities	393	517
Borrowings	52	87
Hybrid capital	63	78
Other banking transactions	2,720	2,249
Total Interest Expense	**6,039**	**6,079**
Total	**359**	**298**

Substantially, all of the net interest earned on the property loans which are included in continuing operations (see above) is transferred to Aareal Bank AG under the Guarantee Agreement.

(24) Net commission income

€ m	2003	2002
Commission income from banking transactions	102	36
Commission expenditure from banking transactions	-11	-5
Other commission income	2	6
Other commission expenditure	-4	-5
Total	**89**	**32**

(25) Income from sale of assets

Income from sale of assets reflects income from the sale of non-trading book financial assets.

(26) Trading result

The trading result is attributable to securities trading, and to the valuation of derivative financial instruments and net interest on trading derivatives. This includes changes in the market value of derivative positions that do not meet the strict requirements of hedge accounting. The trading result also includes the ineffective portions of fair value hedges, amounting to € 16 million (2002: € 1 million), and of cash flow hedges, amounting to € 1 million (2002: € 6 million).

€ m	2003	2002
Securities and derivatives trading result	61	-1
Valuation of derivatives/SFAS 133	13	-7
Net interest on trading derivatives	11	-13
Total	**85**	**-21**

(27) Other income

€ m	2003	2002
Foreign exchange gains	–	1
Other operating income	3	1
Total	**3**	**2**

(28) General administrative expenses

€ m	2003	2002
Personnel expenditure		
Wages and salaries	56	37
Social security costs	9	10
– of which for pension provisions € 6 million (2002: € 8 million)		
Other administrative expenditure	45	44
Total	**110**	**91**

(29) Other expenditure

€ m	2003	2002
Buy-backs of covered bonds	39	–
Foreign exchange losses	6	–
Other operating expenses	–	6
Total	**45**	**6**

(30) Income taxes

Please refer to Note 17 for tax provisions and deferred taxes in the Notes to the Group balance sheet.

(31) Minority interest income

Minority interest income in continuing operations represents the net income attributable to the minority shareholders of DEPFA Deutsche Pfandbriefbank AG and the interest payable on the Preference Share Capital.

(32) Result from discontinued operations

Summarised financial information for the discontinued operations is as follows:

Result from discontinued operations € m	2003	2002
I. Operating result from discontinued operations:		
Net interest income	9	148
Other income	–	126
Total expenditure	-28	-259
Profit/(loss) before tax	-19	15
Tax	9	-25
Profit/(loss) after tax	-10	-10
II. Profit/(loss) on disposal of discontinued operations including impairment on spin-off of Aareal Bank AG shares:		
Profit	62	53
Loss	-45	-866
Profit/(loss) before tax	17	-813
Tax	-7	21
Profit/(loss) after tax	10	-792
III. Total result from discontinued operations:		
Profit/(loss) before tax	-2	-798
Tax	2	-4
Profit/(loss) after tax	–	-802

€ 1,240 million of property loans were disposed of during the year as part of discontinued operations.

No balance remains as at 31 December 2003 relating to discontinued operations (2002: loans and advances to customers € 1,180 million).

(D) Reporting on financial instruments

US-GAAP essentially defines financial instruments as contracts which result in an obligation to deliver cash, or a right to receive cash, or the obligation or right to exchange financial instruments. This includes cash and balances with central banks, and participating interests in other companies.

To reduce counterparty risk, the Group requires the provision of suitable collateral. Collateral essentially comprises liens on property, bank guarantees (including the guarantee from Aareal Bank AG) for property loans and securities collateral provided under securities repurchase transactions. Credit risks are also collateralised by means of suitable credit derivatives for securitisation and other transactions.

(33) Fair value of financial instruments

The fair value of a financial instrument is the amount at which a financial instrument could be exchanged in a transaction between two independent and competent parties willing to enter into a corresponding transaction at the reported balance sheet date. Fair values are determined as at the reported balance sheet date on the basis of the market information available at that date and using the calculation methods outlined below, which are based on certain assumptions. For financial instruments that are traded in well-functioning markets, the price quoted on the market or exchange is used in determining the fair value. For other financial instruments, fair values are estimated using internal valuation models, particularly the net present value method. In view of varying factors, the values calculated may differ from the values later realised in the market.

The procedures adopted to determine the fair values for different financial instruments are described as follows:

The fair value of cash and balances with central banks, accrued interest, assets and liabilities with a residual time to maturity of less than one year, variable rate financial instruments and irrevocable loan commitments and contingent liabilities equates to their book value or nominal value. Securities and derivatives in the trading portfolio are accounted for at fair value which is determined on a mark-to-market basis. The fair value of exchange-traded securities, derivatives and listed debt instruments is determined on the basis of quoted market prices. The fair values of all other receivables and liabilities are determined by discounting the expected future cash flows, using current interest rates.

Fair values of OTC derivatives, such as interest rate swaps, cross-currency swaps and forwards are determined on the basis of discounted expected future cash flows. For these purposes, the market interest rates are used over the remaining time to maturity of the financial instrument. The fair value of forward foreign exchange transactions is determined on the basis of current forward rates of similar contracts. Options are valued by means of price quotations or accepted option pricing models. Futures are reported at current market prices. Credit derivatives are valued using market spreads and recovery rates for the counterparty.

Assets (€ m)	31 Dec. 2003		31 Dec. 2002	
	Book value	Fair value	Book value	Fair value
Cash and balances with central banks	680	680	645	645
Loans and advances to banks	18,467	18,706	13,462	13,588
Loans and advances to customers	62,785	63,413	59,764	63,025
Securities				
– Debt securities and other fixed-income securities	83,369	83,369	64,566	64,566
– Equities and other non-fixed income securities	57	57	23	23
Accrued interest	5,508	5,508	4,420	4,420

Liabilities (€ m)	31 Dec. 2003		31 Dec. 2002	
	Book value	Fair value	Book value	Fair value
Liabilities to banks and customers	64,536	64,620	40,689	41,394
Debt securities in issue	91,489	91,667	89,625	91,675
Hybrid capital	1,383	1,516	926	976
Accrued interest	5,393	5,393	4,438	4,438

Other items (€ m)	31 Dec. 2003		31 Dec. 2002	
	Book value	Fair value	Book value	Fair value
Derivatives				
– Derivatives with positive market values	3,027	3,027	2,882	2,882
– Derivatives with negative market values	9,297	9,297	7,837	7,837

(34) Risk concentration in the lending business

Default risk concentrations (credit risk concentrations) may arise from business relationships with groups of borrowers having similar characteristics and whose ability to redeem debt equally depends on the change in some overall economic conditions. Credit risks within the Group are managed by establishing limits for each borrower, requesting appropriate collateral and applying a standard lending policy.

The Group's lending business focuses on public sector financing. The Group has discontinued its property business and as a result, no new property loans were made in 2003. The loan portfolio does not show any particular dependence on individual sectors. In addition, there are no material large exposures at 31 December 2003 resulting in a concentration of assets or liabilities. In addition to the property collateral, the loans in the property financing portfolio are either secured by credit default swaps (synthetic securitisations) or by bank guarantees (including the Aareal Bank AG guarantee).

The structure of the Group's total loan and money market portfolio at 31 December 2003 was as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	11,076	235	43	11,354
Companies and private individuals	5,491	5	–	5,496
Public authorities	64,445	–	–	64,445
Total	**81,012**	**240**	**43**	**81,295**

The structure of the Group's total loan and money market portfolio at 31 December 2002 was as follows:

€ m	Accounts receivable	Repo transactions	Guarantees	Total
Banks	7,045	253	62	7,360
Companies and private individuals	6,757	–	–	6,757
Public authorities	59,172	–	–	59,172
Total	**72,974**	**253**	**62**	**73,289**

(35) Derivative financial instruments

Derivatives are contracts or agreements whose values are determined on the basis of changes in an underlying, such as interest rates, foreign exchange rates, securities prices, financial and commodity indices or other variables. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives are either standardised contracts traded on exchanges or over-the-counter (OTC) contracts agreed individually by the parties to the contract. Futures and certain options are examples of standard exchange-traded derivatives. Forwards, swaps, and other option contracts are examples of OTC derivatives. OTC derivatives are not freely tradable. In the normal course of business, however, they may be terminated or assigned to another counterparty if the current party to the contract agrees.

Derivatives may be used for trading purposes or for risk management purposes. The Group uses derivative financial instruments primarily as a means of hedging the risk associated with asset/liability management in the context of interest-bearing transactions. Interest rate derivatives are primarily entered into for the purposes of fair value and cash flow hedges, for hedging available for sale securities, loans extended, promissory note loans and debt securities in issue. Derivatives are also entered into, to a lesser extent, for the purpose of hedging foreign currency risks. Foreign exchange risks are primarily hedged by means of suitable fair value hedges for available for sale securities, loans extended and debt securities in issue. However, some derivatives used for risk management purposes do not qualify for hedge accounting and are therefore classified as part of the 'trading portfolio' in the Group accounts.

Derivatives used by the Group include:

- Interest rate and currency swaps
- Interest rate futures, FRAs and interest rate options
- Forward foreign exchange contracts
- Credit default swaps

Interest rate swaps involve the exchange of fixed and variable rate interest payments between two parties at specified times based on a common nominal amount and maturity date. The nominal amounts are not exchanged. Nominals are used solely to calculate the interest payments.

Cross-currency swaps have nominal amounts in two different currencies. The interest is paid in these two currencies. An exchange of the nominal amount often takes place at the beginning and at the end of the contract. The risks from cross-currency swaps include the credit risk of OTC derivatives.

Interest rate options are contracts that allow the purchaser to receive consideration, enter into contracts on financial instruments or to buy and sell an underlying, at a specified price at a specified point of time. The option writer is obligated to pay cash, buy, sell or enter into a financial instrument, if the purchaser chooses to exercise the option. Option contracts purchased or written by the Group include caps and floors, which are interest rate hedging instruments, as the agreed payment covers the difference in interest between the agreed interest rate and the market rate. Exposure to current and future movements in interest rates and the ability of the counterparties to meet the terms of the contracts represent the primary risks associated with interest rate options.

Futures are standardised exchange-traded contracts to receive or sell a specific financial instrument at a specific future date and price. FRAs (forward rate agreements) provide for the payment or receipt of the difference between a specified interest rate and reference rate at a future trade date. Interest rate risks reflect the material risks associated with such contracts. Where these are OTC transactions, counterparty default risk also exists.

Forward foreign exchange contracts involve an agreement to exchange two currencies at a specific price and date agreed in advance. Exposure to changes in foreign currency exchange rates and the counterparty default risk are the primary risks associated with forward foreign exchange contracts.

Credit default swaps are contracts which transfer credit risk on an underlying reference asset or group of assets from one party to another in exchange for a fee. The material risk from credit default swaps is exposure to changes in the credit risk of the underlying reference asset and the ability of the counterparties to meet the terms of the contracts.

The following table presents nominal amounts and on-balance sheet credit exposure of standardised derivatives and OTC derivatives as at each year-end. The total replacement cost of the derivatives represents its on-balance sheet credit exposure. Replacement cost is calculated in line with market norms. The total replacement cost for all OTC derivatives reflects the worst-case scenario for the credit risk: that is, the assumption that all counterparties will default on their obligations simultaneously. Exchange traded derivatives are not included in replacement cost, as in the event of the counterparty default the exchange will assume the counterparty's obligation.

€ m	Nominal amounts		On-balance sheet credit exposure	
	31 Dec. 2003	31 Dec. 2002	31 Dec. 2003	31 Dec. 2002
Interest rate and currency swaps				
Trading	18,580	22,529	267	256
Non-trading	147,706	124,634	2,475	2,310
Total	**166,286**	**147,163**	**2,742**	**2,566**
Interest rate futures and forward rate agreements				
Trading	1,267	2,403	–	–
Non-trading	–	–	–	–
Total	**1,267**	**2,403**	**–**	**–**
Interest rate options purchased				
Trading	1,142	1,574	2	20
Non-trading	103	26	1	1
Total	**1,245**	**1,600**	**3**	**21**
Interest rate options written				
Trading	4,043	788	57	1
Non-trading	2,089	2,326	–	-
Total	**6,132**	**3,114**	**57**	**1**
Other interest rate contracts				
Trading	235	558	–	6
Non-trading	6,339	6,853	176	196
Total	**6,574**	**7,411**	**176**	**202**
Forward foreign exchange contracts				
Trading	5,604	5,912	13	81
Non-trading	352	–	8	–
Total	**5,956**	**5,912**	**21**	**81**
Credit derivatives				
Trading	3,581	4,309	21	11
Non-trading	2,039	–	7	–
Total	**5,620**	**4,309**	**28**	**11**
Total	**193,080**	**171,912**	**3,027**	**2,882**

The following table discloses the maturity period of the derivatives at the end of the year by product group:

€ m 31 December 2003	Nominal amount Time to maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	28,492	53,036	84,758	166,286
Interest rate futures and forward rate agreements	1,267	–	–	1,267
Interest rate options purchased	965	160	120	1,245
Interest rate options written	4,929	643	560	6,132
Other interest rate contracts	787	1,905	3,882	6,574
Forward foreign exchange contracts	5,956	–	–	5,956
Credit derivatives	232	2,972	2,416	5,620
Total	**42,628**	**58,716**	**91,736**	**193,080**

€ m 31 December 2002	Nominal amount Time to maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	38,647	45,480	63,036	147,163
Interest rate futures and forward rate agreements	2,403	–	–	2,403
Interest rate options purchased	1,362	200	38	1,600
Interest rate options written	690	1,872	552	3,114
Other interest rate contracts	1,424	2,725	3,262	7,411
Forward foreign exchange contracts	5,912	–	–	5,912
Credit derivatives	306	1,011	2,992	4,309
Total	**50,744**	**51,288**	**69,880**	**171,912**

The nominal amounts of derivatives give an indication of the volume of instruments primarily used by the Group. However, nominal values are not indicative of the credit or market risk associated with the derivative. The cash flows of derivatives are based on the contracted nominal amounts and other contractual terms. Normally, nominal amounts are not exchanged between the contracting parties and are not recorded in the balance sheet. Nominal volumes generally exceed the future cash flow from such instruments.

The following table sets out the fair value for each type of instrument in the trading portfolio as at the end of the year:

€ m 31 December	2003 Fair value Assets	 Liabilities	2002 Fair value Assets	 Liabilities
Interest rate and currency swaps	267	330	256	435
Interest rate futures and forward rate agreements	–	3	–	9
Interest rate options purchased	2	58	20	2
Interest rate options written	57	3	1	39
Other interest rate contracts	–	–	6	12
Forward foreign exchange contracts	13	257	81	113
Credit derivatives	21	4	11	4
Total	**360**	**655**	**375**	**614**

(36) Credit risk concentrations in the derivatives business

In the derivatives business, credit risks are monitored by establishing limits for each counterparty, requesting appropriate collateral and applying a standard lending policy. In order to standardise the setting of limits, an internal credit rating framework has been established which sets maximum limits. Counterparty risks are grouped in accordance with the Group's internal rating system. To reduce credit risk, the Bank has entered into various Master Netting Agreements ensuring the right to set off 'claims on' against 'liabilities to' a counterparty in the event of payment defaults or bankruptcy. Standard master agreements such as the German Master Agreement on Financial Derivatives Transactions (DRV) or the ISDA Master Agreement generally allow for close-out netting of transactions bundled in a master agreement. Master agreements also include the provision of collateral. Collateral is provided in the form of cash or bonds.

The current replacement costs disclosed in note 35 above are the sum of all positive market values, and are an appropriate indicator of the counterparty risk arising on OTC derivatives.

The table below presents counterparty risk as at the end of the year by the type of counterparty:

€ m Type of counterparty	31 Dec. 2003 Counterparty risk	31 Dec. 2002 Counterparty risk
OECD banks	2,739	2,841
OECD financial institutions	288	41
Total	**3,027**	**2,882**

(37) Contingent liabilities and irrevocable loan commitments

€ m	31 Dec. 2003	31 Dec. 2002
Contingent liabilities		
on guarantees and indemnity agreements	43	62
Other commitments		
Irrevocable loan commitments	6,930	4,430
Total	**6,973**	**4,492**

Contingent liabilities from guarantees and indemnities primarily comprise loan guarantees.

Irrevocable loan commitments arise in the normal course of lending business. These represent undrawn group commitments to provide loan capital to potential borrowers. These commitments are not normally fully drawn down. They comprise the following:

€ m	31 Dec. 2003	31 Dec. 2002
Loan commitments		
Public sector loans	6,110	2,366
Mortgage loans	–	64
Other loans	820	2,000
Total	**6,930**	**4,430**

(E) Segment reporting

The Group's profit and loss from continuing operations relates solely to the public finance segment. This is consistent with the internal management and reporting structures of the Group.

(38) Segmentation by geographic region

Total income is analysed by geographic region. For this purpose, a distinction is made between "Ireland", "Germany", and "Other", based on the registered office or location of the respective Group company or branch office.

The calculation of results is based on the assumption that the Group companies in the three regions are legally independent units responsible for their respective operations.

€ m	Ireland		Germany		Other		Consolidation/ reconciliation		Group	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
Net interest income	146	60	134	158	79	74	–	6	359	298
Net commission income	41	4	4	11	46	35	-2	-18	89	32
Net result from sale of assets	26	24	58	50	24	22	-4	3	104	99
Net trading result	73	-24	-23	-25	39	28	-4	–	85	-21
Total Income	**286**	**64**	**173**	**194**	**188**	**159**	**-10**	**-9**	**637**	**408**
Administrative expenditure	-67	-33	-36	-40	-35	-28	28	10	-110	-91
Depreciation	-1	-1	-3	-3	-1	-2	–	–	-5	-6
Other income/expenditure	13	–	-32	-1	1	1	-24	-4	-42	-4
Total Expenditure	**-55**	**-34**	**-71**	**-44**	**-35**	**-29**	**4**	**6**	**-157**	**-101**
Operating Results before provisions for loan losses	**231**	**30**	**102**	**150**	**153**	**130**	**-6**	**-3**	**480**	**307**
Provision for loan losses	–	–	–	–	–	–	–	–	–	–
Income from continuing operations before income taxes	**231**	**30**	**102**	**150**	**153**	**130**	**-6**	**-3**	**480**	**307**
Income tax	-26	-3	-48	-32	-23	-22	1	-2	-96	-59
Income after tax from continuing operations	**205**	**27**	**54**	**118**	**130**	**108**	**-5**	**-5**	**384**	**248**
Minority interest	–	–	-1	-1	-13	-11	–	–	-14	-12
Group net income continuing operations	**205**	**27**	**53**	**117**	**117**	**97**	**-5**	**-5**	**370**	**236**

(F) Additional disclosure

(39) Total financing volume

The financing volume listed in the table below includes public sector loans, securities of public sector issuers, mortgage loans and other loans. The financing volume at the end of 2003 amounted to € 145 billion (2002: € 122.2 billion) and comprises the following:

€ m	31 Dec. 2003	31 Dec. 2002
Public finance	138,935	113,130
Property finance	4,025	5,769
Other loans	2,366	3,327
Total	**145,326**	**122,226**

Public sector financing comprises the following regions:

€ m	31 Dec. 2003	31 Dec. 2002
Germany	52,738	41,122
Italy	19,912	17,703
France	16,651	9,653
Spain	11,962	10,600
Japan	7,933	8,243
Austria	5,870	5,463
Canada	2,853	3,053
Great Britain	2,847	1,903
USA	2,760	816
Sweden	2,510	2,183
Greece	2,320	2,021
Portugal	1,890	644
Finland	1,859	1,907
Supranational	1,595	169
Switzerland	1,512	1,091
Belgium	1,338	2,084
Denmark	921	1,128
Netherlands	541	903
Iceland	315	159
Russia	47	443
Brazil	–	509
Other	561	1,333
Total	**138,935**	**113,130**

Property financing comprises the following regions:

€m	31 Dec. 2003	31 Dec. 2002
Germany	4,003	5,729
Other	22	40
Total	**4,025**	**5,769**

(40) Operating leases

At 31 December 2003, the aggregate minimum lease payments under operating leases were as follows:

€m	Operating lease
2004	4
2005	4
2006	4
Thereafter	–
Total	**12**

The Group has no capital leases at 31 December 2003.

(41) Contingencies

DEPFA BANK plc, as the parent company of the Group, has issued letters of comfort. These letters of comfort set out that the parent will ensure that DEPFA ACS BANK, Dublin; DEPFA Deutsche Pfandbriefbank AG, Frankfurt; DEPFA Bank Europe plc, Dublin; DEPFA Investment Bank Ltd, Nicosia; and DEPFA Funding II LP, London are able to fulfil their contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, will ensure that DEPFA Funding LLC, Delaware is able to fulfil its contractual obligations.

DEPFA Deutsche Pfandbriefbank AG, Frankfurt, has furnished an absolute and irrevocable guarantee for the proper payment of capital and interest amounts for debt securities issued by DEPFA Finance N.V., Amsterdam.

(42) Related party relationships

Transactions with non-consolidated affiliates and with companies in which a participating interest is held amount to:

€ m	Affilated companies		Companies in which a participating interest is held	
	31 Dec. 2003	31. Dec. 2002	31 Dec. 2003	31. Dec. 2002
Equities and other non fixed income securities	–	–	40	20

The above investment is in funds managed by Arsago ACM GmbH, in which the Bank has a 5% shareholding.

Loans to officers of DEPFA BANK plc

At the end of financial year 2003, loans to members of the Board stood at nil.
(2002: € 43,211 – 1 loan).

Report on Directors' remuneration and interests

Remuneration policy

The objective of the group remuneration policy for executive directors is to attract, retain and motivate the executives concerned through remuneration packages which are both competitive and an incentive to the development of the Company, and in the best interests of shareholders. Base salaries for executive directors reflect job responsibilities and reflect levels prevailing in the market for comparable companies. Executive directors participate in annual bonus schemes under which awards are made based on the profit performance of the Company. The remuneration packages of executive directors are reviewed on an annual basis.

Compensation Committee

The Compensation Committee listed on page 114, consists of independent non-executive directors with no financial interests in the matters decided by the Committee. The Compensation Committee determines the remuneration packages of the executive directors.

Directors' remuneration

€	2003	2002
Emoluments for services as a director including fees	767,534	960,973
Salaries and other emoluments	19,442,296	8,260,798
Pensions to former directors	–	–
Compensation for loss of office	–	684,000
Total	**20,209,830**	**9,905,771**

Directors' emoluments shown above comprise all fees, salaries, pension provisions, shares vested on 16th February 2004 and other benefits and emoluments.

On 16th February 2003 the Group awarded 306,939 shares to the directors of the Bank under the Incentive Compensation Programme. These shares vest over a three year period. 102,313 shares vested on 16th February 2004.

Service contracts

There are no service contracts with notice periods exceeding 12 months or with provisions for pre-determined compensation on termination.

Directors interests

The beneficial interests of directors of the company and their spouses and minor children in the ordinary share capital of the company, as at 31 December 2003, was as follows:

	Shares
Gerhard Bruckermann	435,824
Thomas M. Kolbeck	44,914
Fulvio Dobrich	222,000
Reinhard Grzesik	2,120
Jürgen Karcher	4,267
Richard Brantner	6,280
Frances Ruane	50

As at 26 February 2004, the beneficial interests of directors of the company, their spouses and minor children in the ordinary share capital of the company was:

	Shares
Gerhard Bruckermann	472,054
Thomas M. Kolbeck	73,899
Fulvio Dobrich	222,000
Reinhard Grzesik	9,366
Jürgen Karcher	10,933
Richard Brantner	6,280
Dermot Cahillane	450
Frances Ruane	50

(43) Average numbers of employees during the financial year

	Total
Full-time employees	319
Part-time employees	18
Permanent staff	**337**
Temporary staff	22
Vocational trainees	–

(44) Comparative figures

In order to conform with the current year's presentation, certain reclassifications have been made to the comparative figures.

(G) Board of Directors and other information

Board of Directors

Mr. G. Bruckermann (Chairman)[1]
Dr. R. Brantner (Deputy Chairman)
Mr. T. M. Kolbeck (Deputy Chairman)[1]
Mr. D. M. Cahillane[1]
Mr. F. Dobrich[1]
Mr. R. Grzesik[1]
Dr. A. Hemmelrath
Mr. J. Karcher[1]
Mr. M. O'Connell
Mr. J. Poos
Mr. H. Reich
Prof. Dr. F. Ruane
Prof. Dr. Dr. h.c. mult. H. Tietmeyer

Board Committees

Audit Committee

Mr. M. O'Connell (Chairman)
Dr. R. Brantner
Prof. Dr. F. Ruane

Compensation Committee

Prof. Dr. A. Hemmelrath (Chairman)
Dr. R. Brantner
Mr. H. Reich

Secretary & Registered Office

Mr. N. Kavanagh
3, Harbourmaster Place
Dublin 1
Ireland

Auditors

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Georges Quay
Dublin 2
Ireland

Solicitors

McCann FitzGerald
2, Harbourmaster Place
Dublin 1
Ireland

[1] (Members of the Executive Committee)

(H) Schedule of Shareholdings

of DEPFA BANK plc as at 31 December 2003

No.	Name of the company	Registered office	Share in capital	Held via No.	Equity in million €	Results in million €
1	DEPFA BANK plc	Dublin		–	2,363	239
	Consolidated subsidiaries					
2	DEPFA Bank Europe plc	Dublin	100.0	1	250	289[1]
3	DEPFA Deutsche Pfandbriefbank AG	Frankfurt	98.2	1	1,293	67
4	DEPFA Investment Bank Ltd.	Nicosia	100.0	1, 15, 17	402	95
5	DEPFA ACS BANK	Dublin	100.0	1	263	15
6	DEPFA Capital Japan K.K.	Tokyo	100.0	1	8	1
7	DEPFA UK Ltd	London	100.0	1	–	–
8	DEPFA Finance N.V.	Amsterdam	100.0	3	6	3
9	DEPFA BANK plc Deferred Stock Trust	Jersey	–	1	1	1
10	DEPFA Asset Management Romania S.A.	Bucharest	87.8	4	–	–
11	DEPFA Real Estate Romania SRL	Bucharest	100.0	13	–	–
12	DEPFA Asset Management Ireland Ltd.	Dublin	100.0	4	–	–
13	DIBL Asset Management Ltd.	Nicosia	100.0	4	–	–
14	DEPFA Investment Funds plc	Dublin	100.0	12, 13	–	–
15	DEPFA Holdings B.V.	Amsterdam	100.0	1	261	–
16	DEPFA International Holdings GmbH	Frankfurt	100.0	15	1	158[1]
17	Catalina Management Ltd.	Nicosia	100.0	15	20	–
18	DEPFA Erste GmbH	Frankfurt	100.0	3	–	–
19	DEPFA Zweite GmbH	Frankfurt	100.0	3	–	1
20	DBE Property Holdings Ltd.	Dublin	100.0	1	–	–
21	DEPFA Hold One Ltd.	Dublin	100.0	1	–	–
22	DEPFA Hold Two Ltd.	Dublin	100.0	1	–	–
23	DEPFA Hold Three Ltd.	Dublin	100.0	1	–	–
24	DEPFA Hold Four Ltd.	Dublin	100.0	1	–	–

[1] result substantially arises from disposals of Group companies to other Group companies.

Corporate Governance

DEPFA BANK plc is committed to the highest standards of corporate governance.

The Board of Directors is accountable to the Company's shareholders for corporate governance, and this Statement of Corporate Governance describes how the provisions and principles are applied in the Company.

The Board of Directors

The Company is led and controlled by an effective Board. The Board has reserved to itself for decision, a formal schedule of strategic matters relating to the Company and its future direction.

The majority of the Board are non-executive Directors. All the Directors bring independent judgement to bear on issues of strategy, key appointments, performance, resources and standards. The non-executive Directors are independent of management and are considered free from any business or other relationship that could influence their independent judgement.

The Board meets in accordance with a regular schedule of meetings, and also meets on occasions as considered necessary.

The Directors have access to the advice and services of the Company Secretary, who is responsible for ensuring that Board procedures are followed and that the Board complies with applicable rules and regulations.

Board Committees

The Board has established two committees that operate within specific terms of reference. These committees are the Audit Committee and the Compensation Committee, both of which are committees of the Board. These committees are comprised of non-executive Directors all of whom are considered to be independent. The composition and the terms of reference of each committee are reviewed annually.

Audit Committee

The Audit Committee provides a link between the Board and internal and external auditors, is independent of the Company's management and is responsible for:

- Approving the appointment of the external auditors;
- Reviewing the scope of the audit by the external auditors;
- The cost-effectiveness and the independence of the external auditors;
- Discussion of the Group's Interim and Annual Financial Statements;
- Assessing the effectiveness of the Group's internal control processes, and
- Reviewing the Group's accounting policies

The external auditors are regularly invited to attend the Audit Committee meetings, together with the Chief Executive Officer and Chief Financial Officer.
The Committee also meets once a year with the external auditors in confidential session, without management present.

The external auditors and internal audit have unrestricted access to the Chairman of the Audit Committee.

Compensation Committee

The Compensation Committee decides on the Executive Directors' and Company Secretary's remuneration. The Committee also takes responsibility, together with the Chief Executive Officer, for general remuneration schemes and in particular for incentive schemes.

Executive Committees

The Chief Executive Officer has powers delegated to him by the Board to establish Executive Committees, and is responsible for drawing up the schedule of responsibilities of these committees.

The following committees have been established:

- Executive Committee
- Assets & Liabilities Committee
- Asset Management Committee
- Credit Committee
- Strategic Planning Committee

Internal Controls

The Directors have overall responsibility for the Company's system of internal control and for reviewing its effectiveness. Such systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material mis-statement or loss.

The Company's overall control systems include:

- A clearly-defined structure with defined authority limits and reporting mechanisms to higher levels of management and to the Board;
- Appropriate terms of reference for Board Committees and Sub-Committees with responsibility for core areas;
- Comprehensive policies and procedures relating to financial controls, asset and liability management, market risk, operational risk and credit risk management;
- An annual budget and monthly reporting system which enables active monitoring of progress against objectives and early rectification where required;
- Compliance, controlled centrally by the Compliance Officer;
- An internal audit function.

Addresses

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600 , Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571, Fax +45 33 93-7579

London Branch
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7259-3750, Fax +44 20 7245-6822

Madrid Representative Office
Bárbara de Braganza 2.2° B
28004 Madrid, Spain
Phone +34 91 7004-640, Fax +34 91 3100-791

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270, Fax +33 1 42 66-4698

New York Agency
570 Lexington Ave., 39th floor
New York, N.Y. 10022, United States
Phone +1 212 682 64 74, Fax +1 212 867 78 10

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 6840-2801, Fax +39 06 6840-2831

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0, Fax +49 69 5006-1331

Tokyo Branch
Atago Green Hills MORI Tower, 41F
2-5-1, Atago, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000, Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor
PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300, Fax +357 22 318-978

Representative Office Hong Kong
1005 Asia Pacific Finance Tower
3 Garden Road
Central, Hong Kong
Phone +852 2509-9100, Fax +852 2509-9099

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600, Fax +353 1 829-0213

DEPFA UK Limited
105 Wigmore Street
London W1U 1QY, United Kingdom
Phone +44 20 7290-8400, Fax +44 20 7495-0580

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620 , Fax +81 3 3437-7623

DEPFA Finance N.V.
Herengracht 551
1017 BW Amsterdam, Netherlands
Phone +31 20 626-4068, Fax +31 20 626-4068

Financial calendar

16 February 2004
Publication of Annual Accounts 2003/
Press and Analysts Conference

26 April 2004
Annual General Meeting
of DEPFA BANK plc in Dublin

5 May 2004
Publication of 1st Quarter Results 2004

3 August 2004
Publication of half-year Results 2004

3 November 2004
Publication of 3rd Quarter Results 2004

DEPFA BANK plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

DEPFA BANK